

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

16 June 2004



04035291

RECEIVED
2004 JUL -7 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 June 2004, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 15/06/2004 05:11:30 PM
Reference No LI-040615-27CCF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of Lion Industries Corporation Berhad held on 15 June 2004, the shareholders of the Company have approved the following ordinary resolution:

ORDINARY RESOLUTION
- PROPOSED ACCEPTANCE OF FINANCING

That subject to the approval of the relevant authorities and pursuant to the letter of offer dated 11 December 2003 to the Company from Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, approval be and is hereby given to the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of the Company from LFIB, the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB ("Proposed Acceptance of Financing");

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Acceptance of Financing, with full power to assent to any conditions, modifications, variations and/or amendments as may be required by the relevant authorities.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

15 JUN 2004



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

1 June 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 31 May 2004, Re: Notice of Extraordinary General Meeting; and

2) Circular to Shareholders dated 31 May 2004 in relation to the proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LICB, from Lion Forest Industries Berhad ("LFIB"), the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 31/05/2004 06:24:40 PM
Reference No LI-040531-92F6C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Yasmin Weili Tan bt Abdullah**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Industries Corporation Berhad ("LICB" or the "Company") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 June 2004 at 2.30 pm for the purpose of considering, and if thought fit, passing the following ordinary resolution:

ORDINARY RESOLUTION
- PROPOSED ACCEPTANCE OF FINANCING

That subject to the approval of the relevant authorities and pursuant to the letter of offer dated 11 December 2003 to the Company from Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, approval be and is hereby given to the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of the Company from LFIB, the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB ("Proposed Acceptance of Financing");

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Acceptance of Financing, with full power to assent to any conditions, modifications, variations and/or amendments as may be required by the relevant authorities.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH
Secretaries

Kuala Lumpur
31 May 2004

LION INDUSTRIES CORPORATION BERHAD (415-D



Secretary

31 MAY 2004

Notes:

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

31 MAY 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in **Lion Industries Corporation Berhad,** you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

PART A

Proposal for Lion Industries Corporation Berhad ("LICB") to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LICB, from Lion Forest Industries Berhad ("LFIB"), the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB

PART B

Independent Advice Letter from Southern Investment Bank Berhad to the minority shareholders of Lion Industries Corporation Berhad in relation to the above proposal

Independent Adviser



SOUTHERN
Investment Bank

Southern Investment Bank Berhad (169955-T)

Notice of the Extraordinary General Meeting of Lion Industries Corporation Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 June 2004 at 2.30 pm together with the Form of Proxy are enclosed herewith. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be lodged at the Registered Office of the Company not less than forty-eight (48) hours before the time for holding the Meeting. The last date and time for the lodging of the Form of Proxy is 13 June 2004 at 2.30 pm. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 31 May 2004

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

AFTA	:	ASEAN Free Trade Area
AMR	:	Amsteel Mills Realty Sdn Bhd, a wholly-owned subsidiary of AMSB
Amsteel Banting	:	AMSB's steel mill facility located in Banting, Selangor Darul Ehsan
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LICB
AMSB Lenders	:	Existing lenders of AMSB which are addressed under the AMSB Scheme
AMSB Scheme	:	Debt restructuring scheme undertaken by AMSB. AMSB undertook its own entity restructuring exercise which was conditional upon the GWRS being approved by the High Court of Malaya pursuant to Section 176 of the Cos Act. The AMSB Scheme was implemented on 6 February 2003
ASEAN	:	Association of South East Asian Nations
Bursa Malaysia	:	Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)
Board	:	Board of Directors
CEPT	:	Common Effective Preferential Tariff
Cos Act	:	Companies Act, 1965
EGM	:	Extraordinary General Meeting
GWRS	:	Group wide restructuring scheme which comprises the debt restructuring exercise, corporate restructuring exercise and divestment programme for the Lion Group as set out in the respective circulars to shareholders of LCB, LICB, Amsteel Corporation Berhad and Silverstone Corporation Berhad dated 9 January 2003
Letter of Offer	:	Letter dated 11 December 2003 from LFIB to lend up to RM100 million, the sum of which is to be advanced by SFI, to LICB which will in turn advance the same to AMSB
LCB	:	Lion Corporation Berhad
LFIB	:	Lion Forest Industries Berhad, a company listed on the Bursa Malaysia in which both LICB and AMSB have a 23.44% and 60.26% equity interest respectively
LFIB Group	:	LFIB and its subsidiary companies
LICB Group	:	LICB and its subsidiary companies
LICB or the Company	:	Lion Industries Corporation Berhad, the ultimate holding company of both LFIB and SFI
Lion Group	:	LCB, LICB, Amsteel Corporation Berhad and Silverstone Corporation Berhad and their respective subsidiary companies
LLB Nominees	:	LLB Nominees Sdn Bhd, a wholly-owned subsidiary of LICB

Megasteel	:	Megasteel Sdn Bhd, a 90% owned subsidiary of LCB, a company in which Tan Sri William H.J. Cheng is the Chairman and Managing Director and a substantial shareholder
MT	:	Metric tonne
M. Nawawi & Co.	:	M. Nawawi & Co. Sdn Bhd, the independent professional valuer jointly appointed by LICB and LFIB to determine the open market value of the Security
NLC	:	National Land Code
NTA	:	Net tangible assets
Prescribed Rate	:	12% per annum
Property	:	Vacant and non-vacant plot of land measuring 60.00 acres and 116.90 acres respectively held under HS (D) 13425 PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan
Proposed Assignment	:	Proposal by AMSB to assign the exercise of the voting rights in LFIB of 28.70% to LLB Nominees and 6.56% to LICB
Proposed Acceptance of Financing	:	Proposal by LICB to borrow up to RM100 million, for financing required by AMSB from LFIB, the sum of which is to be advanced by SFI
RM and sen	:	Ringgit Malaysia and sen respectively
Security Agent	:	Security agent acting on behalf of the AMSB Lenders
Security	:	Non-vacant plot of land of the Property including the building and meltshop (together with the meltshop machinery but excluding the rolling mill) which are proposed to be charged by AMSB as security for the Proposed Acceptance of Financing
SFI	:	Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB
SIBB	:	Southern Investment Bank Berhad, the independent adviser to the Independent Directors and minority shareholders of LICB

CONTENTS



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

31 May 2004

Board of Directors:

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay
Liew Jee Min @ Chong Jee Min

To: The Shareholders of LICB

Dear Shareholders,

Proposal for LICB to borrow up to RM100 million, for financing required by AMSB from LFIB, the sum of which is to be advanced by SFI

1. INTRODUCTION

On 11 December 2003, LICB announced that by a Letter of Offer, LICB had accepted LFIB's offer to lend up to RM100 million, the sum of which is to be advanced by SFI, to LICB which will in turn advance the same to AMSB based on the terms and conditions as set out in the ensuing sections and as agreed by both SFI and AMSB.

The Proposed Acceptance of Financing supersedes the earlier proposal announced by the Company on 9 June 2003, wherein SFI was to lend up to RM100 million directly to AMSB.

The Proposed Acceptance of Financing is for AMSB to complete and run the meltshop facility located in Banting, Selangor Darul Ehsan and it is envisaged that the molten steel to be produced by the meltshop will be sufficient to meet AMSB's Banting plant requirements, in addition to the proposed offtake of molten steel by a related party.

The purpose of this Circular is to provide you with the relevant information on the Proposed Acceptance of Financing and to seek your approval for the ordinary resolution pertaining to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM. The Notice of the EGM is set out in this Circular.

SHAREHOLDERS ARE ADVISED TO READ THIS LETTER AND THE INDEPENDENT ADVICE LETTER FROM SIBB SET OUT IN PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE ORDINARY RESOLUTION PERTAINING TO THE PROPOSED ACCEPTANCE OF FINANCING.

2. DETAILS OF THE PROPOSED ACCEPTANCE OF FINANCING

2.1. Information on AMSB's meltshop facility

AMSB had in late 1996 commenced construction of its steel mill facility in Banting, Selangor Darul Ehsan. Amsteel Banting is an integrated steel mill plant comprising the following facilities:

a) a meltshop which is capable of melting up to 1.25 million MT of molten steel per annum. The main facilities and equipment of the meltshop facility ("Meltshop Facility") consist of the following:
   1) direct current electric arc furnace facility, a high efficiency furnace which pre-heat the scrap metal through multi-stage super preheater before actual melting process takes place resulting in energy savings ("Electric Arc Furnace");
   2) ladle furnace, a further process of refining molten steel by the addition of alloys and fluxes to achieve higher quality steel products ("Ladle Furnace");
   3) vacuum oxygen degasser which eliminates unwanted gasses and non-metallic inclusions from the molten steel by steam injection thus enhancing the quality of the end product ("Oxygen Degasser");
   4) continuous casting machine, a machine to cast 120mm to 160mm cross sectional square billets ("Casting Machine"); and

b) a rolling mill with a capacity for the production of up to 500,000 MT of high grade bars and wire rods per annum.

The molten steel produced will then be used to manufacture the high grade billets which are the feedstock for the rolling mill to produce high grade bars and wire rods.

Following the financial meltdown, which affected the Malaysian economy in the last quarter of 1997, the construction of Amsteel Banting including the meltshop was shelved in April 1998. AMSB commenced the construction of the rolling mill at the end of 2000. The rolling mill had commenced commercial production since July 2002 producing high grade bars and wire rods. Currently, the high grade billets required by the rolling mill for the manufacture of high grade bars and wire rods are imported and there is difficulty in sourcing the billets in terms of availability and price.

The Electric Arc Furnace and Ladle Furnace which form part of the Meltshop Facility are completed, whereas the Oxygen Degasser and Casting Machine are 29% and 21% completed respectively. Since December 2003 till 30 April 2004, AMSB was having trial runs on the production of molten steel and barring any unforeseen circumstances the Meltshop Facility is expected to be completed by June 2004 and commenced commercial production of molten steel thereafter.

AMSB is proposing to complete the Meltshop Facility in which AMSB had already invested approximately RM650 million as at 30 April 2004 which was primarily funded from borrowings and internally generated funds. The funds of up to RM100 million required for this purpose is being sought from SFI to finance the following:

	RM'million
(1) Civil and Building Works	31.0
(2) Machinery and Equipment	61.0
(3) Supervision fees	5.0
(4) Project Administration	3.0
Total	100.0

As at 30 April 2004, a total of RM75.6 million of the RM100 million required to complete the Meltshop Facility have been incurred by AMSB and in the interim had been funded from its working capital for civil and building works and to install the equipments set out in paragraph (a) (1) and (2)

above. It is proposed that the funds incurred will be replenished to AMSB once the Proposed Acceptance of Financing is approved and will be ploughed back to meet the working capital requirements of AMSB.

It is envisaged that the molten steel to be produced by the meltshop will be sufficient to meet Amsteel Banting's own rolling requirement, in addition to the proposed offtake of not less than 600,000 MT per annum or 48% of molten steel by a related company, Megasteel.

Amsteel Banting is capable of producing high grade wire rods and engineering bars, some of which are used in the automotive parts and electrical/electronic industries. The high grade rods and bars command a price premium over what is currently produced by AMSB. With a rated production capacity of 500,000 tonnes per annum, Amsteel Banting will boost AMSB's sales as well as provide AMSB with better flexibility in meeting the needs of all its customers. AMSB has already laid the ground work for securing orders from both the domestic and overseas customers for Amsteel Banting. Regular quantity shipments of high carbon wire rods have been shipped to Philippines, Pakistan and Thailand over the past few months. Recently, larger orders for welding electrode grade and drawing grade wire rods have also been secured from Thailand and Taiwan.

2.2 Structure for the Proposed Acceptance of Financing

The Proposed Acceptance of Financing and the Proposed Assignment are structured to be in line with Paragraph 8.23 of the Listing Requirements of the Bursa Malaysia ("Paragraph 8.23"). Paragraph 8.23 essentially provides that a listed issuer or its unlisted subsidiaries may only lend or advance any money to, *inter alia*, "subsidiaries or associated companies of the listed issuer, the listed issuer (in the case of the subsidiaries providing financial assistance) or its immediate holding company which is listed". At present, AMSB is the immediate holding company of LFIB, and is not listed.

The Proposed Acceptance of Financing will involve SFI advancing up to RM100 million to its immediate holding company, LFIB, which will then lend the same to LICB, which will be its immediate listed holding company following the Proposed Assignment (as described below). LICB will thereafter advance the same to its subsidiary, AMSB. Following the Letter of Offer, an agreement will be entered into between SFI, LFIB, LICB and AMSB to facilitate the Proposed Acceptance of Financing. The agreement will be signed after shareholders' approval for the Proposed Acceptance of Financing is obtained.

The Proposed Assignment will involve AMSB assigning the exercise of its voting rights in LFIB amounting to 28.70% to LLB Nominees and 6.56% to LICB as summarised below:

	Existing	Voting rights assigned	After Proposed Assignment
1) AMSB	60.26%	(35.26%)	25.00%
2) LICB	23.44%	6.56%	30.00%
3) LLB Nominees	-	28.70%	28.70%
Total	83.70%	-	83.70%

The Proposed Assignment will be effected by way of a deed of assignment to be executed between AMSB, LICB and LLB Nominees. The Proposed Assignment is a condition precedent of the Proposed Acceptance of Financing. Resulting from the Proposed Assignment, AMSB's voting rights in LFIB would be reduced from 60.26% to 25%. The composition of the board of LFIB is controlled by LICB. LICB together with LLB Nominees will collectively hold 58.70% of the voting rights in LFIB. As a result of the Proposed Assignment, LFIB would regard LICB as its immediate listed holding company, thereby satisfying the requirements of Paragraph 8.23 of the Listing Requirements of the Bursa Malaysia. In consideration of the advancement of up to RM100 million pursuant to the Letter of Offer and to enable the funds flowing ultimately to AMSB, AMSB will assign the exercise of voting rights in LFIB to both LICB and LLB Nominees for the tenure of the Proposed Acceptance of Financing. Both LICB and LLB Nominees will not be assuming any liabilities arising from the Proposed Acceptance of Financing. The Proposed Assignment is not subject to the approval of the shareholders of LICB.

Presently, all the shares in LFIB owned by AMSB ("LFIB Shares") have been pledged and charged in favour of the Security Agent pursuant to the AMSB Scheme. Under the relevant security documents of the AMSB Scheme, it was provided, *inter alia,* that notwithstanding that the LFIB Shares have been pledged and registered in favour of the Security Agent, where any voting rights fall to be exercised in respect of the LFIB Shares, such rights shall be exercised by AMSB exclusively provided that upon an event of default being declared by the Security Agent, the Security Agent shall be entitled to exercise, at its discretion, all voting rights attached to the LFIB Shares. The terms for the Proposed Assignment are consistent with the provisions of the AMSB Scheme.

A diagrammatic illustration of the flow of lending of the Proposed Acceptance of Financing and the Proposed Assignment are set out below:



LICB
100%
100%
LLB Steel Industries Sdn Bhd
LLB Nominees
99%
Steelcorp Sdn Bhd
30% voting rights (comprising 23.44% as registered shareholder and 6.56% voting rights assigned from AMSB)
28.7% voting rights assigned from AMSB
100%
AMSB
25% voting rights (after assigning exercise of voting rights of 35.26% from its registered shareholding of 60.26%)
LFIB
Legend: -
Flow of lending of the RM100 million
97.78%
SFI

2.3 Information on LFIB

LFIB was incorporated on 8 March 1982 as a private limited company under the name of Posim Trading Co Sdn Bhd. The company adopted its current name on 20 May 2003.

It is principally an investment holding company and is also involved in trading and distribution of building materials. LFIB's main assets is SFI which is principally involved in the manufacturing of printing and writing paper and integrated wood-based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood. SFI operates the largest fully integrated pulp and paper mill in Malaysia.

The Directors of LFIB and their shareholdings in LFIB as at 20 May 2004 are as follows:

Name	←-------Direct ----→		←------ Indirect ------→	
	No. of Shares	%	No. of Shares	%
Tan Sri William H.J. Cheng	-	-	171,905,792 [a]	84.59
Jen (B) Tan Sri Dato' Zain Mahmud Hashim [b]	-	-	-	-
Chang Chee Seng [c]	-	-	-	-
Ngan Yow Chong [d]	-	-	-	-
Dato' Mohamad bin Haji Ahmad	12,000	0.01	-	-
Dato' Dali Mahmud Hashim	-	-	-	-

Name	←--------Direct ---→		←------- Indirect ------→	
	No. of Shares	%	No. of Shares	%
Zainab binti Dato' Hj. Mohamad	-	-	-	-

Notes:

a *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Lion Holdings Sdn Bhd, AMSB and LICB.*

b *Jen (B) Tan Sri Dato' Zain Mahmud Hashim is an employee of Amsteel Corporation Berhad, a company in which Tan Sri William H.J. Cheng is a major shareholder. Jen (B) Tan Sri Dato' Zain Mahmud Hashim is therefore a person connected to Tan Sri William H.J. Cheng.*

c *Chang Chee Seng is an employee of Amsteel Mills Marketing Sdn Bhd, a wholly-owned subsidiary of AMSB which is in turn a subsidiary of LICB, a company in which Tan Sri William H.J. Cheng is a major shareholder. Chang Chee Seng is therefore a person connected to Tan Sri William H.J. Cheng.*

d *Ngan Yow Chong is an employee of LFIB, a company in which Tan Sri William H.J. Cheng is a major shareholder. Ngan Yow Chong is therefore a person connected to Tan Sri William H.J. Cheng.*

Based on LFIB's Register of Substantial Shareholders as at 20 May 2004 and insofar as the Directors are able to ascertain and are aware, the major shareholders of LFIB and their shareholding in LFIB are as follows:

	←-------Direct-----→		←------Indirect-----→	
Name	No. of Shares	%	No. of Shares	%
Tan Sri William H.J. Cheng	-	-	171,905,792 [a]	84.59
Datuk Cheng Yong Kim	-	-	171,905,792 [a]	84.59
Lion Realty Pte Ltd	-	-	171,905,792 [a]	84.59
LCB	-	-	170,097,271 [b]	83.70
LICB	47,627,236	23.44	122,470,035 [c]	60.26
AMSB	122,470,035	60.26	-	-
LLB Steel Industries Sdn Bhd	-	-	122,470,035 [c]	60.26
Steelcorp Sdn Bhd	-	-	122,470,035 [c]	60.26
Lion Development (Penang) Sdn Bhd	-	-	170,097,271 [b]	83.70
Horizon Towers Sdn Bhd	-	-	170,097,271 [b]	83.70
Lion Diversified Holdings Berhad	-	-	170,097,271 [b]	83.70
LDH (S) Pte Ltd	-	-	170,097,271 [b]	83.70

Notes:

a *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Lion Holdings Sdn Bhd, AMSB and LICB.*

b *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB and LICB.*

c *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB.*

3. SALIENT TERMS OF THE PROPOSED ACCEPTANCE OF FINANCING AND PROPOSED ASSIGNMENT

3.1 Proposed Acceptance of Financing

- <u>Tenure and Principal Repayment</u>
  Annual instalments are as set out below:

Date of Repayment	Principal amount to be paid (%)
30 June 2005	10
30 June 2006	20
30 June 2007	20
30 June 2008	25
30 June 2009	25
Total	100

- Availability Period
  6 months from the date of satisfaction of the conditions precedent to the Proposed Acceptance of Financing. Any undrawn portion of the Proposed Acceptance of Financing by the expiry of the period shall be automatically cancelled.

- Interest Rate
  Interest shall be based on the Prescribed Rate and to be calculated on the basis of the actual number of days elapsed in a year of 365 days.

- Interest Payment
  The first interest payment shall be made 12 months from the date of first drawdown and thereafter interest shall be payable semi-annually in arrears.

- Default Interest
  In the event of a default in the repayment or payment from the due date of the instalments and/or interest thereon or any monies due to be paid, additional interest at the rate of 1% per annum over and above the Prescribed Rate on the outstanding sums from the due date until the date of receipt of payment thereof will be payable.

- Prepayment
  Prepayment of all or any part of the Proposed Acceptance of Financing is permissible subject to the following:

  (a) SFI is given seven (7) clear working days' prior written notice of the intended prepayment;
  (b) Such prepayment shall be for a minimum of RM2 million and any amount in excess of RM2 million shall be in multiples of RM100,000; and
  (c) Any amount prepaid shall not be available for re-borrowing.

- Security
  (i) Third party second charge created by AMR, over the Security which shall rank in priority to the first charge ("1st NLC Charge") created in favour of the AMSB Lenders ("2nd NLC Charge"); and

  (ii) Third party second debenture created by AMR comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which shall rank in priority to the first debenture charge ("1st Debenture") expected to be created in favour of the AMSB Lenders by June 2004 ("2nd Debenture").

  The rolling mill has been excluded from the Security as the AMSB Lenders financed the rolling mill and the Proposed Acceptance of Financing will not be utilised thereon. Notwithstanding the aforesaid exclusion, the loan of RM100 million is well secured when compared with the unaudited net book value of the Security as indicated in the paragraph below.

  Further, the additional security of the 2nd Debenture will enable SFI to appoint receivers and managers to procure the sale of the charged property expeditiously upon declaration of an event of default by SFI, as compared to a charge under the NLC, which will involve court proceedings.

  In the event of enforcement of the Security and the non-vacant plot of the Property is sold together with the meltshop and the rolling mill, the total net proceeds of sale shall be apportioned based on the unaudited net book value of the Security as at 31 May 2003 as follows:

  (i) 62.3% of total net sale proceeds shall be distributed to SFI and the AMSB Lenders in the order of their respective ranking in priority where SFI will rank first; and
  (ii) 37.7% of total net sale proceeds shall accrue entirely to the AMSB Lenders.

  As a result of the Proposed Acceptance of Financing, AMSB will assume the principal obligation to repay the facility in accordance with the schedule outlined above.

To enable AMSB to generate the cash flow required to repay the facility and to service the interest thereon, AMSB will enter into an offtake agreement with Megasteel under which Megasteel is committed to buy from AMSB, not less than 600,000 MT of molten steel per annum. Under the terms of the offtake agreement, Megasteel will provide AMSB with the raw materials (principally scrap iron) for conversion into molten steel. Megasteel will pay to AMSB, a processing fee equivalent to RM60 per MT plus conversion cost. The offtake agreement is expressed for a duration concurrent with the facility i.e. it will expire on 30 June 2009. However if for any reason the repayment dates are extended, the offtake agreement will also be extended. The offtake agreement will be executed after obtaining shareholders' approval for the Proposed Acceptance of Financing.

The open market value of the Security as assessed by M. Nawawi & Co. on 14 November 2003 based on the comparison method of valuation for the land, cost method of valuation for the buildings and structures and depreciated replacement cost method of valuation for the plant and machinery is RM520 million. A copy of the valuer's letter is attached in Appendix I. As at 30 June 2003, the audited net book value of the Security was approximately RM590 million. For information purposes only, the unaudited net book value of the Security as at 31 October 2003 was approximately RM594 million.

AMR is the owner of the vacant and non-vacant plot of the Property, whereas, the building and the Meltshop Facility are owned by AMSB. Under the AMSB Scheme, the 1st NLC Charge over the vacant and non-vacant plot of the Property was created by AMR. AMR further executed the 1st Debenture in favour of AMSB Lenders.

To secure the Proposed Acceptance of Financing, a 2nd NLC Charge over the non-vacant plot of the Property will be created by AMR ranking in priority over the 1st NLC charge in favour of AMSB Lenders. Similarly, a 2nd Debenture will also be executed by AMR ranking in priority over the 1st Debenture. As at 11 February 2004, AMSB has obtained the relevant requisite consent from the AMSB Lenders on the 2nd Debenture and the 2nd NLC charge.

No charge on the Security will be created in favour of any new working capital facilities lenders or other party (apart from the AMSB Lenders and SFI).

- Period required to satisfy all conditions precedent (as stated in section 7 below)
  Within three months from the date of the Letter of Offer or such other date as may be extended by the parties in writing. The parties have agreed to extend the period to satisfy all conditions precedent to expire on 30 June 2004.

- Events of default
  The whole of the Proposed Acceptance of Financing and interest thereon and/or any other amount outstanding and unpaid under the Proposed Acceptance of Financing shall become due and immediately repayable by AMSB upon SFI declaring one or more of the following events having occurred:

1. Non-payment of principal and/or interest on the Proposed Acceptance of Financing;
2. Breach of any terms and conditions contained in the security documents of the Proposed Acceptance of Financing;
3. Breach of any terms and conditions contained in the Proposed Assignment;
4. Declaration of event of default by the Security Agent under the AMSB Scheme;
5. Step is taken for the winding-up or liquidation of AMSB or a receiver and/or manager of AMSB's assets is appointed;
6. AMSB ceases to carry on its business;
7. Occurrence of any material adverse change in the financial position of AMSB as determined by SFI; or
8. Termination of the offtake agreement between AMSB and Megasteel for any reason whatsoever, other than due to compliance with any governmental provisions and/or regulations or unless SFI is satisfied that the steps undertaken by AMSB thereupon are able to provide an alternative adequate source for repayment of the Proposed Acceptance of

Financing. The offtake agreement is expressed for a duration concurrent with the facility i.e. it will expire on 30 June 2009. However if for any reason the repayment dates are extended, the offtake agreement will also be extended. The offtake agreement will be executed after obtaining shareholders' approval for the Proposed Acceptance of Financing.

- Undertaking and Indemnity by AMSB
  (a) AMSB shall undertake with SFI that AMSB shall be the sole beneficiary of the Proposed Acceptance of Financing and shall assume all liabilities of the Proposed Acceptance of Financing and make all repayments of the Proposed Acceptance of Financing.

  (b) AMSB shall indemnify and continue to indemnify LFIB and LICB against all losses suffered as a result of the advancement in favour of AMSB pursuant to the Proposed Acceptance of Financing.

- Representation and Warranty by LFIB and LICB
  LFIB and LICB represent and warrant to and undertake with SFI that in the event they receive any or all repayments and interest received from AMSB, the same shall be forwarded to SFI.

3.2 Proposed Assignment

i) The Proposed Assignment shall become effective for the tenure of the Proposed Acceptance of Financing upon the satisfaction of the conditions precedent as set out in section 7 below.

ii) In the absence of any event of default and where any voting rights fall to be exercised in respect of the LFIB Shares, the voting rights shall be exercised by LICB and LLB Nominees by instructing AMSB to make arrangements with the Security Agent for the voting rights to be exercised.

iii) The Proposed Assignment shall be conditional, *inter alia*, upon the satisfaction of the other conditions precedent of the Proposed Acceptance of Financing.

iv) In the event AMSB breaches any terms and conditions in the Proposed Assignment or an event of default being declared by the Security Agent under the Master Restructuring Agreement made between AMSB and the AMSB Lenders, the Proposed Assignment shall be terminated and the voting rights shall be reassigned to AMSB or the Security Agent, as the case may be.

4. RATIONALE

The Proposed Acceptance of Financing by LICB is to facilitate the financing requirements of AMSB to complete and run the Meltshop Facility to produce molten steel. AMSB had invested approximately RM650 million in the Meltshop Facility since 1996. Further delays in the commissioning of the Meltshop Facility will deteriorate the condition of the machinery.

The proposal by AMSB to obtain the Proposed Acceptance of Financing to complete the Meltshop Facility is timely as Amsteel Banting requires molten steel (to be produced by the meltshop) to manufacture the high grade billets as feedstock for its rolling mill to produce high grade bars and wire rods. The high grade billets are currently imported and there is difficulty in sourcing for the high grade billets in terms of availability and price. At the same time, the offtake agreement will ensure not less than 600,000 MT of molten steel to be supplied to Megasteel from the Meltshop Facility.

5. RISK FACTORS IN RELATION TO AMSTEEL BANTING AND THE PROPOSED ACCEPTANCE OF FINANCING

AMSB's ability to service the interest and principal repayment of the Proposed Acceptance of Financing is very much dependent on the following factors which are not exhaustive:

Legal, economic and regulatory factors

The financial and business prospects of AMSB and the industry in which it operates may depend to some degree on the developments in the political, economic and regulatory factors. Amongst the political, economic and regulatory factors are risks of war, riots, global economic downturn and unfavourable change in the Government's policy such as taxation, currency exchange controls, licensing regulation and Government policies. Whilst AMSB will continue to adopt effective measures such as prudent financial management and efficient operating procedures, there can be no assurance that adverse political, economic and regulatory factors will not materially affect AMSB.

Sensitivity to the performance of the construction and construction-related engineering industries

AMSB is a producer of long steel products. Deformed steel bars are a popular form of infrastructural foundation for buildings and other erections, whilst wire rods have wider applications, including wire mesh, fencing, nails and other building materials. The consumption of long steel products is highly dependent upon the performance of the construction and construction-related engineering industries. AMSB's business may be affected by any adverse development in the construction and construction-related engineering industries. To hedge against any potential downside, AMSB has intensified its export sales efforts.

Raw Material

The domestic steel industry is subject to the inherent drawback of the country being a net importer of scrap, an important raw material. The recent instability in the Middle East has driven up oil prices, which have affected freight costs and resulted in higher international prices for scrap. The adverse movement in the world oil prices may also impact on AMSB, as there is a risk that electricity tariffs would increase in tandem thereof, as electricity is a major cost in the steel industry. Any adverse price movements of the above components may result in lower margins for AMSB, if AMSB is unable to pass on the additional cost by increasing its product prices.

Impact of AFTA

With the CEPT Scheme under AFTA, intra-regional tariffs on goods (where at least 40% of raw materials used in the final product are sourced domestically) are reduced to between 0% and 5% from 1 January 2003. This would result in a liberalised market and intensify competition among producers of similar products in the region. As such, the domestic steel industry will have to be more competitive in terms of pricing and quality in the future.

The management of AMSB believes that AMSB, through Amsteel Banting, will be one of the very few producers of specialised steel products in the ASEAN region. The CEPT Scheme pursuant to AFTA will provide a larger market in the ASEAN region and make AMSB's export competitive against imports originating from non-AFTA nations as these imports will have to pay higher tariffs.

Steel consumption of some ASEAN countries such as Thailand and Indonesia which were earlier viewed as threats are net steel importers. The Malaysian mills are exporting quite large quantities of billets to these countries.

5.1 Prospects of Amsteel Banting

The high grade wire rods from Amsteel Banting's rolling mill is targetted mainly at the domestic market via import substitution. The current international market price of high grade wire rods ranges between approximately US$600-US$620 per MT.

The target market for high grade wire rods in Malaysia include manufacturers of polished bars, high carbon wire rod producers, manufacturers of mattresses and springs, engineering companies, machine and industrial fabrication companies, steel processors etc. Amsteel Banting's rolling mill being the only one of its kind in the ASEAN region currently, also has the added option to supply to the region over and above its local sales. Additionally, the implementation of the CEPT Scheme under AFTA

may present greater opportunity towards this end because tariffs will continue to apply to non-Asean imports. Once the Meltshop Facility is in place, Amsteel Banting will be able to produce its own high grade billets instead of relying solely on imported high grade billets, wherein there is difficulty in sourcing for the high grade billets in terms of availability and price. Therefore, Amsteel Banting is fairly optimistic that the entire production capacity can be taken up by the domestic and ASEAN market as it is the sole manufacturer in ASEAN and in this respect, the prospects appear to be reasonably good for Amsteel Banting.

6. EFFECTS OF THE PROPOSED ACCEPTANCE OF FINANCING

6.1 Share Capital and Major Shareholders

There will be no effect on the share capital and major shareholders' shareholding in LICB, as the Proposed Acceptance of Financing does not involve the issuance of any new LICB share.

6.2 Earnings

Barring unforeseen circumstances and assuming the Proposed Acceptance of Financing is completed by the end of June 2004, the Proposed Acceptance of Financing is not expected to have a material impact on the consolidated after tax earnings of the LICB Group for the financial year ending 30 June 2004 and 30 June 2005 respectively.

6.3 NTA

For illustrative purposes only, based on LICB's audited consolidated balance sheet as at 30 June 2003 and assuming the Proposed Acceptance of Financing is effected as at 30 June 2003, the Proposed Acceptance of Financing is not expected to have an impact on the NTA of the LICB Group.

7. CONDITIONS TO THE PROPOSED ACCEPTANCE OF FINANCING

The Proposed Acceptance of Financing is conditional upon, *inter alia*, the following:

i) the approval of the shareholders of LICB and LFIB for the Proposed Acceptance of Financing at their respective EGMs to be convened;

ii) the assignment by AMSB to LICB and LLB Nominees of the exercise of 6.56% and 28.70% of the voting rights in LFIB respectively;

iii) the approval of the shareholders of AMSB for the acceptance of the Proposed Acceptance of Financing from LICB and the assumption of all liabilities and obligations of the Proposed Acceptance of Financing;

iv) the consent of the AMSB Lenders for the acceptance by AMSB of the Proposed Acceptance of Financing and the creation of the 2nd NLC Charge and the 2nd Debenture in favour of SFI to rank in priority over the 1st NLC Charge and the 1st Debenture created in favour of the AMSB Lenders respectively;

v) the execution of an offtake agreement for the offtake of molten steel to be entered into between AMSB and Megasteel. It is proposed that pursuant to the offtake agreement, Megasteel shall undertake to have a minimum consumption of not less than 600,000 MT each year for the remaining duration of the Proposed Acceptance of Financing at a margin of RM60 per MT plus conversion cost; and

vi) any other relevant authorities, if required.

The Proposed Assignment is conditional upon the satisfaction of the conditions precedent of the Proposed Acceptance of Financing (other than the Proposed Assignment),which is expected to be fulfilled by end of June 2004.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The following Directors of LICB do not consider themselves independent with regard to the Proposed Acceptance of Financing ("Interested Directors"). The shareholdings in LICB of the Interested Directors as at 20 May 2004 are as follows:

Name	←------Direct ----→		←--------------- Indirect ------------→		
	No. of Shares	%	No. of Shares	%	^ No. of Options
Datuk Cheng Yong Kim [b]	1,143,689	0.17	302,870,571 [a]	44.59	457,000
Dato' Kamaruddin @ Abas bin Nordin [c]	1,500	*	-	-	231,000
Cheng Yong Liang [d]	47,880	0.01	-	-	-
Heah Sieu Lay [e]	-	-	-	-	-

Notes:

* *Negligible*

^ *Options granted pursuant to the LICB Executive Share Option Scheme.*

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad, Sin Seng Investment Pte Ltd and Bright Steel Sdn Bhd.*

b *Datuk Cheng Yong Kim is a major shareholder of LICB and LFIB.*

c *Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng, a major shareholder of LICB and LFIB have a substantial interest via their substantial shareholding in LICB. Dato' Kamaruddin @ Abas bin Nordin is therefore a person connected to Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng.*

d *Cheng Yong Liang is the brother of Datuk Cheng Yong Kim. Both Datuk Cheng Yong Kim and Cheng Yong Liang are also nephews of Tan Sri William H.J. Cheng, a major shareholder of LICB and LFIB.*

e *Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company in which Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng, a major shareholder of LICB and LFIB have a substantial interest via their substantial shareholding in Lion Diversified Holdings Berhad, a subsidiary of LICB. Heah Sieu Lay is therefore a person connected to Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng.*

The Interested Directors have and will continue to abstain from all deliberations and voting at LICB's Board meetings on the Proposed Acceptance of Financing. The Interested Directors who have interest in LICB Shares, will abstain from voting in respect of their direct and indirect shareholdings in LICB in relation to the Proposed Acceptance of Financing at the forthcoming EGM.

Based on LICB's Register of Substantial Shareholders as at 20 May 2004 and insofar as the Directors are able to ascertain and are aware, the major shareholders of LICB that are deemed interested in the Proposed Acceptance of Financing ("Interested Major Shareholders") and their shareholdings in LICB are as follows:

Name	←---------Direct--------→		←--------------Indirect------------→		
	No. of Shares	%	No. of Shares	%	^No. of Options
Tan Sri William H.J. Cheng	-	-	303,090,753 [a]	44.62	-
Lion Realty Pte Ltd	-	-	302,790,183 [b]	44.58	-
Datuk Cheng Yong Kim	1,143,689	0.17	302,870,571 [c]	44.59	457,000
Lion Development (Penang) Sdn Bhd	225,257	0.03	298,260,006 [d]	43.91	-
Horizon Towers Sdn Bhd	122,290	0.02	295,117,763 [e]	43.45	-
LCB	282,576,909	41.60	12,540,854 [f]	1.85	-

Notes:

^ *Options granted pursuant to the LICB Executive Share Option Scheme.*

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion*

Management Sdn Bhd, Trillionvest Sdn Bhd, LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad, Sin Seng Investment Pte Ltd and Bright Steel Sdn Bhd.

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad and Bright Steel Sdn Bhd.*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad, Sin Seng Investment Pte Ltd and Bright Steel Sdn Bhd.*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Horizon Towers Sdn Bhd, Lion Management Sdn Bhd, LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad and Bright Steel Sdn Bhd.*

e *Deemed interested by virtue of Section 6A of the Cos Act held via LCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad and Bright Steel Sdn Bhd.*

f *Deemed interested by virtue of Section 6A of the Cos Act held via PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Silverstone Corporation Berhad and Bright Steel Sdn Bhd.*

The Interested Major Shareholders will abstain from voting in respect of their direct and indirect shareholdings in LICB in relation to the Proposed Acceptance of Financing at the EGM to be convened.

The direct and indirect interests of persons connected with the Interested Directors and/or Interested Major Shareholders in LICB ("Persons Connected") as at 20 May 2004 are as follows:

Persons Connected	←---------Direct-------→		←---------Direct-------→	
	No. of Shares	%	No. of Shares	%
Datin Ng Seok Kuan	23,022	**	-	-
Puan Sri Chan Chau Ha	43,018	0.01	-	-
Cheng Theng Kee	512,550	0.08	-	-
Chen Shok Ching	548,817	0.08	-	-
Cheng Wei Meng	750	**	-	-
Cheng Chai Hai	30,642	0.01	-	-
Joseph Thiang Thin Poh	2,292	**	-	-
Amanvest (M) Sdn Bhd	3,292,226	0.48	-	-
Tirta Enterprise Sdn Bhd	60,243	0.01	-	-
Lion Management Sdn Bhd	3,019,953	0.44	-	-
Sin Seng Investment Pte Ltd	80,388	0.01	-	-
Trillionvest Sdn Bhd	220,182	0.03	-	-
Silverstone Corporation Berhad	106,010	0.02	-	-
PMB Jaya Sdn Bhd	1,279,900	0.19	-	-
Lion Construction & Engineering Sdn Bhd	10,259,658	1.51	-	-
Bright Steel Sdn Bhd	895,286	0.13	-	-
Lion Holdings Sdn Bhd	952,451	0.14	3,352,469 a	0.49

Notes:

** *Negligible*

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (M) Sdn Bhd and Tirta Enterprise Sdn Bhd.*

The Interested Directors and Interested Major Shareholders will also ensure that persons connected with them and having interest in LICB shares, will abstain from voting in respect of their direct and indirect shareholdings in LICB in relation to the Proposed Acceptance of Financing at the forthcoming EGM.

Save as disclosed above, none of the other Directors and Major Shareholders and/or persons connected with them (as defined in the Listing Requirements of the Bursa Malaysia) have any interest, direct or indirect, in the Proposed Acceptance of Financing.

9. INDEPENDENT ADVISER

In view of the LICB Group being substantial shareholder of LFIB and by virtue of the interest of certain Directors of LICB as mentioned in paragraph 8 of this Circular, the Proposed Acceptance of Financing is deemed to be a related party transaction as defined under Chapter 10 of the Listing Requirements of the Bursa Malaysia. As such, in compliance with paragraph 10.08 of Chapter 10 of the Listing Requirements of the Bursa Malaysia, LICB has appointed SIBB on 19 June 2003 as its Independent Adviser to advise the Independent Directors and minority shareholders of LICB on the fairness and reasonableness of the terms and conditions of the Proposed Acceptance of Financing. The opinion of the Independent Adviser is set out in Part B of this Circular.

SHAREHOLDERS SHOULD READ THE INDEPENDENT ADVICE LETTER CAREFULLY SO AS TO BE IN A POSITION TO MAKE AN INFORMED JUDGEMENT OF THE MERITS OR OTHERWISE OF THE PROPOSED ACCEPTANCE OF FINANCING.

10. DIRECTORS' RECOMMENDATION

After due consideration of the terms of the Proposed Acceptance of Financing and the opinion of SIBB on the Proposed Acceptance of Financing, your Independent Directors are of the opinion that the terms of the Proposed Acceptance of Financing are fair and reasonable and in the best interest and not detrimental to LICB and its shareholders. Accordingly, your Independent Directors namely Tan Sri Dato' Musa bin Hitam, Tan Sri Datuk Asmat bin Kamaludin and Liew Jee Min @ Chong Jee Min recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM.

11. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 June 2004 at 2.30 pm.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions therein as soon as possible and in any event so as to arrive at the Registered Office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

12. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board
LION INDUSTRIES CORPORATION BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

PART B



SOUTHERN Investment Bank

31 May 2004

To: The Minority Shareholders of Lion Industries Corporation Berhad

Dear Sir/Madam

Proposal for Lion Industries Corporation Berhad (LICB) to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LICB, from Lion Forest Industries Berhad (LFIB), the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd (SFI), a 97.78% owned subsidiary of LFIB

In this Independent Advice Letter (IAL), we have adopted the same abbreviations, unless otherwise indicated, as the definitions used in this Circular.

Executive Summary

This Executive Summary is intended to be a brief summary of the IAL. We advise the minority shareholders of LICB to read this IAL together with the Circular before voting on the resolution pertaining to the Proposed Acceptance of Financing at the forthcoming EGM.

Reference / Section

A. Proposed Acceptance of Financing

On 11 December 2003, LICB announced that by a Letter of Offer, LICB had accepted LFIB's offer to lend up to RM100 million, the sum of which is to be advanced by SFI, to LICB which will in turn advance the same to AMSB. — 2 – Part A of the Circular

B. Proposed Assignment

As one of the conditions precedent of the Proposed Acceptance of Financing, AMSB is also required to assign the exercise of part of its voting rights in LFIB amounting to 28.70% to LLB Nominees and 6.56% to LICB as summarised below: — 2.2 – Part A of the Circular

	Existing (%)	Exercise of voting rights assigned (%)	After the Proposed Assignment (%)
AMSB	60.26	(35.26)	25.00
LICB	23.44	6.56	30.00
LLB Nominees	-	28.70	28.70
Total	**83.70**	**-**	**83.70**

Southern Investment Bank Berhad (169955-T)

16th Floor Wisma Genting Jalan Sultan Ismail
50250 Kuala Lumpur Malaysia
Tel (03) 2059 4188 **Fax** (03) 2078 0699
Mailing P.O. Box 10491 50714 Kuala Lumpur Malaysia

Reference / Section

C. Structure for the Proposed Acceptance of Financing and the Proposed Assignment

2.2 – Part A of the Circular



Lion Corporation Berhad
^43.45%
90%
LICB*
Megasteel
100%
100%
LLB Steel Industries Sdn Bhd
30% voting rights (comprising 23.44% as registered shareholder and 6.56% voting rights assigned from AMSB)
99%
LLB Nominees
Steelcorp Sdn Bhd
100%
28.7% voting rights assigned from AMSB
AMSB
Supply molten steel pursuant to the offtake agreement
25% voting rights (after assigning exercise of voting rights of 35.26% from its registered shareholding of 60.26%)
LFIB**
Legend:
Flow of lending of the RM100 million
97.78%
SFI

Notes:
* *Listed on the Main Board of the Bursa Malaysia*
** *Listed on the Second Board of the Bursa Malaysia*
^ *Direct and indirect shareholdings via PMB Jaya Sdn Bhd, Lion Construction and Engineering Sdn Bhd, Silverstone Corporation Berhad and Bright Steel Sdn Bhd*

D. The rationale

In summary, the rationale for the Proposed Acceptance of Financing is to enable AMSB to:

4 – Part A of the Circular

(i) Complete and run the Meltshop Facility to produce molten steel, of which AMSB had invested approximately RM650 million in the Meltshop Facility since 1996. Further delays may deteriorate the condition of the machinery;

(ii) Supply molten steel to Amsteel Banting to manufacture the high grade billets as feedstock for its rolling mill to produce high grade bars and wire rods; and

(iii) Benefit from the offtake agreement which ensures that not less than 600,000 MT of molten steel per annum is supplied to Megasteel from the Meltshop Facility.

Reference / Section

E. The related parties

As stated in Section 8 of Part A of the Circular, save as disclosed below and as far as the Directors of LICB are aware, none of the Directors or major shareholders of LICB or persons connected to them has any interest, direct or indirect, in the Proposed Acceptance of Financing:

8 – Part A of the Circular

1) Interested Directors of LICB

I. Datuk Cheng Yong Kim is deemed interested in the Proposed Acceptance of Financing by virtue of his 44.76% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

II. Dato' Kamaruddin @ Abas bin Nordin is deemed interested in the Proposed Acceptance of Financing by virtue of him being an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng, a major shareholder of LICB and LFIB have a substantial interest, via their substantial shareholding in LICB. Hence, he is a person deemed connected to Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng.

III. Cheng Yong Liang is deemed interested in the Proposed Acceptance of Financing by virtue of him being the brother of Datuk Cheng Yong Kim and the nephew of Tan Sri William H.J. Cheng, a major shareholder of LICB and LFIB. Hence, he is a person deemed connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

IV. Heah Sieu Lay is deemed interested in the Proposed Acceptance of Financing by virtue of him being an employee in Lion Subang Parade Sdn Bhd, a company in which Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng have substantial interest. Hence, he is a person deemed connected to Datuk Cheng Yong Kim and Tan Sri William H.J. Cheng.

2) Interested Major Shareholders of LICB

I. Tan Sri William H.J. Cheng is deemed interested in the Proposed Acceptance of Financing by virtue of his 44.62% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

II. Lion Realty Pte Ltd is deemed interested in the Proposed Acceptance of Financing by virtue of its 44.58% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

III. Datuk Cheng Yong Kim is deemed interested in the Proposed Acceptance of Financing by virtue of his 44.76% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

IV. Lion Development (Penang) Sdn Bhd is deemed interested in the Proposed Acceptance of Financing by virtue of its 43.94% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

Reference / Section

V. Horizon Towers Sdn Bhd is deemed interested in the Proposed Acceptance of Financing by virtue of its 43.47% equity interest in LICB, which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

VI. Lion Corporation Berhad is deemed interested in the Proposed Acceptance of Financing by virtue of its 43.45% equity interest in LICB which in turn holds 83.70% equity interest in LFIB as at 20 May 2004.

3) Persons connected with Interested Directors and Interested Major Shareholders of LICB

As stated in Section 8 of Part A of the Circular, the following persons are deemed interested in the Proposed Acceptance of Financing by virtue of them being persons connected with the Interested Directors and/or Interested Major Shareholders:

8 – Part A of the Circular

- Datin Ng Seok Kuan;
- Puan Sri Chan Chau Ha;
- Cheng Theng Kee;
- Chen Shok Ching;
- Cheng Wei Meng;
- Cheng Chai Hai;
- Joseph Thiang Thin Poh;
- Amanvest (M) Sdn Bhd;
- Tirta Enterprise Sdn Bhd;
- Lion Management Sdn Bhd;
- Sin Seng Investment Pte Ltd;
- Trillionvest Sdn Bhd;
- Silverstone Corporation Berhad;
- PMB Jaya Sdn Bhd;
- Lion Construction and Engineering Sdn Bhd;
- Bright Steel Sdn Bhd; and
- Lion Holdings Sdn Bhd.

By virtue of the interests of the above Interested Directors, Interested Major Shareholders and persons connected, the Proposed Acceptance of Financing is regarded as a related party transaction pursuant to Chapter 10 of the Listing Requirements of Bursa Malaysia.

Accordingly, as stated in Section 9 of Part A of the Circular, SIBB has been appointed as the independent adviser to the minority shareholders of LICB on 19 June 2003 in respect of the Proposed Acceptance of Financing. SIBB had, on 25 June 2003, confirmed to the Bursa Malaysia on its eligibility to act as the independent adviser to the minority shareholders of LICB on the Proposed Acceptance of Financing.

Reference / Section

F. **SIBB's evaluation**

In carrying out the evaluation of the Proposed Acceptance of Financing, SIBB had considered the following factors, which we believe are of general concern to the minority shareholders of LICB: — 2 - IAL

- Rationale for the Proposed Acceptance of Financing;
- Salient terms of the Proposed Acceptance of Financing and Proposed Assignment;
- Financial effects of the Proposed Acceptance of Financing; and
- Industry overview and prospects.

G. **SIBB's opinion and recommendation**

Based on our evaluation, we are of the opinion that the Proposed Acceptance of Financing is fair and reasonable, and not detrimental to the minority shareholders of LICB. Accordingly, we recommend that you **vote in favour** of the resolution pertaining to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM of LICB. — 3 - IAL

We advise the minority shareholders to consider both this IAL and the letter from the Board of LICB carefully before voting on the resolution pertaining to the Proposed Acceptance of Financing at the forthcoming EGM.

THE REST OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1. Introduction

1.1. On 11 December 2003, LICB announced that by a Letter of Offer dated 11 December 2003, LICB had accepted LFIB's offer to lend up to RM100 million to LICB which will in turn advance the same to AMSB.

1.2 The Proposed Acceptance of Financing, amongst others, will involve SFI advancing up to RM100 million to its immediate holding company, LFIB, which will then lend the same to LICB, which would be regarded as its immediate listed holding company following the Proposed Assignment.

1.3 As one of the conditions precedent of the Proposed Acceptance of Financing, AMSB is also required to assign part of its voting rights in LFIB amounting to 28.70% to LLB Nominees and 6.56% to LICB.

Resulting from the Proposed Assignment, AMSB's voting rights in LFIB would be reduced from 60.26% to 25% and LICB together with LLB Nominees will collectively hold 58.70% of the voting rights in LFIB. In this respect, LFIB would regard LICB as its immediate listed holding company.

1.4 The Proposed Acceptance of Financing is for AMSB to complete and run the Meltshop Facility located in Banting, Selangor Darul Ehsan and it is envisaged that the molten steel to be produced by the meltshop will be sufficient to meet Amsteel Banting's plant requirements, in addition to the proposed offtake of molten steel by Megasteel.

1.5 As explained in Section 8 of Part A of the Circular, Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang, Heah Sieu Lay, Tan Sri William H.J. Cheng, Lion Realty Pte Ltd, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, Lion Corporation Berhad, Datin Ng Seok Kuan, Puan Sri Chan Chau Ha, Cheng Theng Kee, Chen Shok Ching, Cheng Wei Meng, Cheng Chai Hai, Joseph Thiang Thin Poh, Amanvest (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, Sin Seng Investment Pte Ltd, Trillionvest Sdn Bhd, Silverstone Corporation Berhad, PMB Jaya Sdn Bhd, Lion Construction and Engineering Sdn Bhd, Bright Steel Sdn Bhd and Lion Holdings Sdn Bhd are deemed interested in the Proposed Acceptance of Financing. By virtue of their interests, the Proposed Acceptance of Financing is regarded as a related party transaction pursuant to Chapter 10 of the Listing Requirements of Bursa Malaysia. In compliance with paragraph 10.08(2) of the Listing Requirements of Bursa Malaysia, the Directors of LICB have appointed SIBB on 19 June 2003 as the independent adviser to the minority shareholders of LICB for the Proposed Acceptance of Financing. SIBB had on 25 June 2003 confirmed to the Bursa Malaysia on our eligibility to act as the independent adviser to the minority shareholders of LICB on the Proposed Acceptance of Financing.

This IAL is to provide the minority shareholders of LICB with our independent evaluation of the Proposed Acceptance of Financing as to whether it is fair and reasonable so far as the minority shareholders of LICB are concerned and whether the Proposed Acceptance of Financing is detrimental to the minority shareholders of LICB. This IAL also contains our recommendation in relation to the resolution pertaining to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM of LICB.

The Bursa Malaysia had cleared the contents and circulation of this IAL via its letter dated 21 May 2004. The clearance by the Bursa Malaysia does not imply that the Bursa Malaysia concurs with SIBB's views and recommendation.

This IAL is solely for the use of the minority shareholders of LICB for the purpose of considering the Proposed Acceptance of Financing and should not be used or relied upon by any other party.

We advise the minority shareholders to consider both this IAL and the letter from the Board of LICB carefully before voting on the resolution pertaining to the Proposed Acceptance of Financing at the forthcoming EGM of LICB.

2. Evaluation of the Proposed Acceptance of Financing

SIBB was not involved in the negotiations pertaining to the Proposed Acceptance of Financing. Our role as the independent adviser does not extend to expressing an opinion on the commercial viability of the Proposed Acceptance of Financing as this remains the sole responsibility of the Board of LICB. Our terms of reference do not include us rendering an expert opinion on legal, accounting, valuation and taxation issues relating to the Proposed Acceptance of Financing.

Our appointment as the independent adviser does not require us to consider the specific investment objectives, financial situation and particular needs of any individual shareholder or any group of shareholders of LICB. We recommend that any individual shareholder or any specific group of shareholders who require specific advice in relation to the Proposed Acceptance of Financing in the context of their individual investment objectives, financial situations or particular needs, to consult their respective professional advisers. We shall not be liable for any damage or loss of any kind sustained or suffered by any individual shareholder or any group of shareholders relying on the evaluation as set out in this IAL for any purpose whatsoever which is particular to any individual shareholder or any group of shareholders.

In evaluating the Proposed Acceptance of Financing, we have relied on the accuracy of the information from the following sources:

- information contained in the Circular;
- information furnished to us by LICB; and
- publicly available information.

We have not independently verified such information. We have obtained confirmation from the Directors of LICB that they collectively and individually accept full responsibility for the accuracy of the information given to us and that all information relevant to our evaluation of the Proposed Acceptance of Financing have been disclosed to us and there are no other facts, the omission of which would make any information provided to us incomplete, misleading or inaccurate.

In our evaluation of the Proposed Acceptance of Financing, we have considered the following factors:

- Rationale for the Proposed Acceptance of Financing;
- Salient terms of the Proposed Acceptance of Financing and Proposed Assignment;
- Financial effects of the Proposed Acceptance of Financing; and
- Industry overview and prospects.

We set out our evaluation of the Proposed Acceptance of Financing in the following sections.

2.1 Rationale for the Proposed Acceptance of Financing

The rationale for the Proposed Acceptance of Financing, as extracted from Section 4 of Part A of the Circular, is as follows:

"The Proposed Acceptance of Financing by LICB is to facilitate the financing requirements of AMSB to complete and run the Meltshop Facility to produce molten steel. AMSB had invested approximately RM650 million in the Meltshop Facility since 1996. Further delays in the commissioning of the Meltshop Facility will deteriorate the condition of the machinery.

The proposal by AMSB to obtain the Proposed Acceptance of Financing to complete the Meltshop Facility is timely as Amsteel Banting requires molten steel (to be produced by the meltshop) to manufacture the high grade billets as feedstock for its rolling mill to produce high grade bars and wire rods. The high grade billets are currently imported and there is difficulty in sourcing for the high grade billets in terms of availability and price. At the same time, the offtake agreement will ensure not less than 600,000 MT of molten steel to be supplied to Megasteel from the Meltshop Facility."

In 1996, AMSB commenced construction of its integrated steel mill facility in Banting, which was intended to comprise a meltshop to produce molten steel and a rolling mill to manufacture high grade bars and wire rods. The molten steel to be produced by the meltshop, was intended to be used to manufacture high grade billets which are the feedstock for the rolling mill to produce high grade bars and wire rods.

Due to the economic crisis which affected the Malaysian economy in 1997, the construction on the integrated steel mill facility including the meltshop was halted. AMSB commenced construction on the rolling mill at the end of 2000, and has since commenced the commercial production of high grade bars and wire rods from the rolling mill in July 2002. However, the high grade billets required by the rolling mill for the manufacture of the high grade bars and wire rods continued to be imported.

The main facilities and equipment of the Meltshop Facility consist of the following:

Equipment	Description	Status
Direct Current Electric Arc Furnace	A high efficiency furnace which pre-heats the scrap metal through multi-stage super preheater before actual melting process takes place resulting in energy savings	Completed
Ladle Furnace	Process of refining molten steel by the addition of alloys and fluxes to achieve higher quality steel products	Completed
Vacuum Oxygen Degasser	Eliminates unwanted gasses and non-metallic inclusions from the molten steel by steam injection thus enhancing the quality of the end product	29% completed
Continuous Casting Machine	To cast 120mm to 160mm cross sectional square billets	21% completed

With the funds raised via the Proposed Acceptance of Financing, AMSB expects to be able to complete the Meltshop Facility and commence the commercial production of molten steel thereafter. The funds of up to RM100 million required is for the purpose of financing the following:

	RM'million
Civil and building works	31.0
Machinery and equipment	61.0
Supervision fees	5.0
Project Administration	3.0
Total	**100.0**

As at 30 April 2004, RM75.6 million of the RM100 million required to complete the Meltshop Facility had been incurred by AMSB and in the interim had been funded from its working capital for civil and building works and to install the Direct Current Electric Arc Furnace and Ladle Furnace. The funds from the Proposed Acceptance of Financing will be used for the working capital requirements of AMSB.

With the completion of the Meltshop Facility, AMSB is expected to derive the following benefits:

- Introduce new business products i.e. molten steel and high grade billets;
- Improve its production flow process; and
- Diversify and enhance its earnings base.

(i) Introduce new business products i.e. production of molten steel and high grade billets

At present, the LICB Group is involved in investment holding, property development, manufacturing and marketing of steel products such as steel bars, wire rods and hot briquetted iron. AMSB, in particular, is involved in the manufacturing of steel products comprising steel bars, flat bars, small sections, wire rods and hot briquetted iron. Pursuant to the completion of the meltshop, the LICB Group would be able to offer a wider range of products with the production of molten steel i.e. molten steel and high grade billets.

With the supply of molten steel from the meltshop, AMSB would be able to manufacture high grade billets to cater for the increasingly significant niche markets. All billets produced are currently consumed in-house except for the specialised billets which are currently being imported. With the production of high grade billets, LICB will no longer require to rely on imports of the specialised billets.

THE REST OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

(ii) **Improve its production flow process**

As mentioned above, molten steel is the raw material for the manufacturing of high grade billets, which are currently imported from overseas. Hence, with the completion of the meltshop, AMSB can commence its production of molten steel to be used to produce high grade billets which are used as feedstock for its rolling mill to produce high grade bars and wire rods. It is envisaged that molten steel to be produced by the meltshop, with a capacity of producing 1,250,000 MT per annum, would be sufficient to meet AMSB's own rolling mill requirements and AMSB would not need to depend on imported high grade billets which are difficult to source.

This would improve the production flow process as AMSB has control over the production of high grade bars and wire rods and mitigate the risk of production delays due to the unavailability of high grade billets.

Additionally, by producing molten steel, AMSB would be able to cater for its own consumption and would not need to depend on imported high grade billets which are difficult to source and requires the approval from the Ministry of International Trade and Industry (MITI). The imports of high grade billets are allowed only if they are not produced locally and must be approved by the MITI. By having control over the production process, the time lag to source the imported high grade billets and obtain approval from MITI can be shortened.

(iii) **Diversify and enhance its earnings base**

With the completion of the meltshop, AMSB would have a broader earnings base from the contribution of molten steel production and high grade bars and wire rods, of which commands a price premium over what is currently produced by AMSB. As one of the conditions precedent of the Proposed Acceptance of Financing, there would be an offtake agreement with Megasteel to supply molten steel at a margin of RM60 per MT which would enhance LICB Group's earnings.

The offtake agreement is for a minimum supply of not less than 600,000 MT of molten steel per annum. AMSB's earnings will improve pursuant to the offtake agreement as AMSB will earn a fixed margin of RM60 per MT over the conversion cost. Hence, despite any increase in the production costs, AMSB would still be assured of profits from the offtake agreement due to the cost-plus costing method.

THE REST OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

2.2 Salient terms of the Proposed Acceptance of Financing and Proposed Assignment

2.2.1 The salient terms of the Proposed Acceptance of Financing, as extracted from Section 3 of Part A of the Circular, is as follows:

<table>
<tr><th>Description</th><th>Terms and Conditions</th><th>SIBB's Evaluation</th></tr>
<tr><td>Tenure and Principal Repayment</td><td>Annual instalments are as set out below:
<table><tr><th>Date of Repayment</th><th>Principal amount to be paid (%)</th></tr><tr><td>30 June 2005</td><td>10</td></tr><tr><td>30 June 2006</td><td>20</td></tr><tr><td>30 June 2007</td><td>20</td></tr><tr><td>30 June 2008</td><td>25</td></tr><tr><td>30 June 2009</td><td>25</td></tr><tr><td>Total</td><td>100</td></tr></table></td><td>By spreading the repayment over five (5) years, it would allow sufficient gestation period for AMSB to achieve economies of scale and production efficiency to fund the repayment from the meltshop operations.

The repayment portion is less in the first year compared to the subsequent years, as the meltshop production will be increasing gradually before achieving its full operating capacity.

Apart from producing billets for its own consumption, an offtake agreement will be executed with Megasteel for a minimum quantum annually. The margin earned from the offtake agreement would be sufficient to cover the principal and interest payments of the Proposed Acceptance of Financing.

The net cashflow from the offtake agreement of at least RM36 million (i.e. 600,000 MT at RM60 per MT) annually would be able to cover the repayment of principal and interest cost each year.</td></tr>
<tr><td>Availability Period</td><td>6 months from the date of satisfaction of the conditions precedent to the Proposed Acceptance of Financing. Any undrawn portion of the Proposed Acceptance of Financing by the expiry of the period shall be automatically cancelled.</td><td>The 6 months period allows AMSB the necessary time to ascertain the exact funding requirements and timing of the funds required to complete the Meltshop Facility.</td></tr>
<tr><td>Interest Rate</td><td>12% per annum (Prescribed Rate). Interest shall be based on the Prescribed Rate and to be calculated on the basis of the actual number of days elapsed in a year of 365 days.</td><td>With a fixed interest rate, AMSB would be able to manage its cashflow better as it would not be subject to fluctuations in interest rates.

Additionally, by obtaining the RM100 million loan from LFIB, the cash outlay for interest payment will be within the LICB Group.</td></tr>
<tr><td>Interest Payment</td><td>The first interest payment shall be made 12 months from the date of first drawdown and thereafter interest shall be payable semi-annually in arrears.</td><td>It allows AMSB sufficient time to complete the meltshop and commence production to generate income before interest is due to be payable.

With interest payable semi-annually, AMSB would be able to manage its cashflow better as compared to paying interest on a monthly basis.</td></tr>
</table>

Description	Terms and Conditions	SIBB's Evaluation
Default Interest	In the event of a default in the repayment or payment from the due date of the instalments and/or interest thereon or any monies due to be paid, additional interest at the rate of 1% per annum over and above the Prescribed Rate on the outstanding sums from the due date until the date of receipt of payment thereof will be payable.	It is a common practice for financial institutions to charge default penalty interest for late payments. Therefore such terms are not adversely detrimental to LICB since they are obtaining funding from a financier.
Prepayment	Prepayment of all or any part of the Proposed Acceptance of Financing is permissible subject to the following: • SFI is given seven (7) clear working days' prior written notice of the intended prepayment; • Such prepayment shall be for a minimum of RM2 million and any amount in excess of RM2 million shall be in multiples of RM100,000; and • Any amount prepaid shall not be available for re-borrowing.	The prepayment will allow AMSB to save on interest payments if it has sufficient cash resources to repay earlier. Further, AMSB will not incur any penalty charges for early settlement. It is reasonable for AMSB to give a written notice to SFI as it is common for financial institutions to require prior written notice prepayment purposes.
Security	1) Third party second charge created by AMR, over the Security which shall rank in priority to the first charge (1st NLC Charge) created in favour of the AMSB Lenders (2nd NLC Charge); and 2) Third party second debenture created by AMR comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which shall rank in priority to the first debenture charge (1st Debenture) expected to be created in favour of the AMSB Lenders by June 2004 (2nd Debenture). The rolling mill has been excluded from the security as the AMSB Lenders financed the rolling mill and the Proposed Acceptance of Financing will not be utilised thereon. Notwithstanding the aforesaid exclusion, the loan of RM100 million is well secured when compared with the unaudited net book value of the Security as indicated in the paragraph below. Further, the additional security of the 2nd Debenture will enable SFI to appoint receivers and managers to procure the sale of the charged property expeditiously upon declaration of an event of default by AMSB, as compared to a charge under the NLC, which will involve court proceedings.	It is common for financier to request for security charge for loans of substantial amounts. Additionally, the Proposed Acceptance of Financing will not create a charge over AMSB's unemcumbered assets. It will only create an additional charge over AMSB's existing charged assets. It is fair that SFI be given the right to appoint receivers and managers in an event of default situation by AMSB in order for SFI to safeguard its interest.

Description	Terms and Conditions	SIBB's Evaluation
Security (con't)	In the event of enforcement of the Security and the non-vacant plot of the Property is sold together with the meltshop and the rolling mill, the total net proceeds of sale shall be apportioned based on the unaudited net book value of the Security as at 31 May 2003 as follows: • 62.3% of total net sale proceeds be distributed to SFI and AMSB Lenders in the order of their respective ranking in priority where SFI will rank first; and • 37.7% of total net sale proceeds shall accrue entirely to AMSB Lenders. The open market value of the Security as assessed by M.Nawawi & Co, is RM520 million. As at 30 June 2003, the audited net book value of the Security is RM590 million. For information purposes only, the unaudited net book value of the Security as at 31 October 2003 is approximately RM594 million.	
Period required to satisfy all conditions precedent	Within three (3) months from the date of the Letter of Offer or such other date as may be extended by the parties in writing. The parties have agreed to extend the period to satisfy all conditions precedent to expire on 30 June 2004.	Three (3) months constitute sufficient time period to meet all the conditions precedent. However, it also allows for an extension of time by the parties in the event of any unforeseen delays.
Events of default	The whole of the Proposed Acceptance of Financing and interest thereon and/or any other amount outstanding and unpaid under the Proposed Acceptance of Financing shall become due and immediately repayable by AMSB upon SFI declaring one or more of the following events having occurred: 1. Non-payment of principal and/or interest on the Proposed Acceptance of Financing; 2. Breach of any terms and conditions contained in the security documents of the Proposed Acceptance of Financing; 3. Breach of any terms and conditions contained in the Proposed Assignment; 4. Declaration of event of default by the Security Agent under the AMSB Scheme; 5. Step is taken for the winding-up or liquidation of AMSB or a receiver and/or manager of AMSB's assets is appointed; 6. AMSB ceases to carry on its business; 7. Occurrence of any material adverse change in the financial position of AMSB as determined by SFI; or	The events of default stated are reasonable as they represent common events stipulated for loan arrangements.

Description	Terms and Conditions	SIBB's Evaluation
Events of default (con't)	8. Termination of the offtake agreement between AMSB and Megasteel for any reason whatsoever, other than due to compliance of any governmental provisions and/or regulations or unless SFI is satisfied that the steps undertaken by AMSB thereupon are able to provide an alternative adequate source for repayment of the Proposed Acceptance of Financing. The offtake agreement is expressed for a duration concurrent with the facility i.e. it will expire on 30 June 2009. However if for any reason the repayment dates are extended, the offtake agreement will also be extended. The offtake agreement will be executed after obtaining shareholders' approval for the Proposed Acceptance of Financing.	AMSB is given an opportunity to source for other alternative if the offtake agreement is terminated before an event of default is declared.
Undertaking and Indemnity by AMSB	a) AMSB shall undertake with SFI that AMSB shall be the sole beneficiary of the Proposed Acceptance of Financing and shall assume all liabilities of the Proposed Acceptance of Financing and make all repayments of the Proposed Acceptance of Financing. b) AMSB shall indemnify and continue to indemnify LFIB and LICB against all losses suffered as a result of the advancement in favour of AMSB pursuant to the Proposed Acceptance of Financing.	It is fair and reasonable for AMSB to indemnify LFIB and LICB against all losses suffered arising from the advancement in favour of AMSB as it is the sole beneficiary of the Proposed Acceptance of Financing.
Representation and Warranty by LFIB and LICB	LFIB and LICB represent and warrant to and undertake with SFI that in the event they receive any or all repayments and interest received from AMSB, the same shall be forwarded to SFI.	It is fair and reasonable that all repayments and any interest received by LICB to be forwarded to SFI as LICB is borrowing on behalf of AMSB.

It should be highlighted that one of the condition precedent is the execution of the offtake agreement and it is proposed that pursuant to the offtake agreement, Megasteel shall undertake to have a minimum consumption of not less than 600,000 MT each year until 30 June 2009 at a margin of RM60 per MT plus conversion cost. Therefore AMSB has the certainty that it has a constant demand of 600,000 MT each year during the duration of the Proposed Acceptance of Financing, thus generating a constant source of income to meet the repayment of principal and interest payments.

2.2.2 The salient terms of the Proposed Assignment, as extracted from Section 3 of Part A of the Circular, is as follows:

Terms and conditions	SIBB's evaluation
(i) The Proposed Assignment shall become effective for the tenure of the Proposed Acceptance of Financing upon the satisfaction of the conditions precedent as set out in Section 7 of Part A of the Circular. (ii) In the absence of any event of default and where any voting rights fail to be exercised in respect of the LFIB Shares, the voting rights shall be exercised by LICB and LLB Nominees by instructing AMSB to make arrangements with the Security Agent for the voting rights to be exercised. (iii) The Proposed Assignment shall be conditional, inter alia, upon the satisfaction of the other conditions precedent of the Proposed Acceptance of Financing. (iv) In the event AMSB breaches any terms and conditions in the Proposed Assignment or the Master Restructuring Agreement made between AMSB and the AMSB Lenders resulting in an event of default declared by the Security Agent, the Proposed Assignment shall be terminated and the voting rights shall be reassigned to AMSB or the Security Agent, as the case may be.	The Proposed Assignment would not alter the effective control by LICB and AMSB of 83.70% voting rights collectively over LFIB as LLB Nominees is a wholly-owned subsidiary of LICB. Pursuant to the Proposed Assignment, LICB, LLB Nominees and AMSB would control 83.70% voting rights collectively of LFIB. It is a technical arrangement to ensure the loan can be forwarded in accordance with the Listing Requirements of Bursa Malaysia.

2.3 Financial Effects of the Proposed Acceptance of Financing

As stated in Section 6 of Part A of the Circular, the financial effects of the Proposed Acceptance of Financing are as follows:

2.3.1 Share Capital and Major Shareholders

The Proposed Acceptance of Financing has no effect on the share capital and on the major shareholders' shareholding in LICB, as the Proposed Acceptance of Financing does not involve the issuance of any new LICB share.

2.3.2 Earnings

Barring unforeseen circumstances and assuming the Proposed Acceptance of Financing is completed by end of June 2004, the Proposed Acceptance of Financing is not expected to have a material impact on the consolidated after tax earnings of the LICB Group for the financial year ending 30 June 2004 and 30 June 2005 respectively.

However, the Proposed Acceptance of Financing is expected to contribute positively to the long term future earnings of the LICB Group from the offtake agreement and the production of high grade billets.

2.3.3 NTA

For illustrative purposes only, based on LICB's audited consolidated balance sheet as at 30 June 2003 and assuming the Proposed Acceptance of Financing is effected as at 30 June 2003, the Proposed Acceptance of Financing is not expected to have an impact on the NTA of the LICB Group.

2.4 Industry Outlook and Prospects

Economic outlook for Malaysia

The Government had announced the Package of New Strategies Towards Stimulating The Nation's Economic Growth (Package) in May 2003. The Package focused on four (4) main strategies, namely promoting private investment, strengthening the nation's competitiveness, developing new sources of growth and increasing the effectiveness of the delivery system. Ninety (90) measures were formulated under this Package.

The performance of the Malaysian economy since the implementation of the Package was very encouraging, with a growth of 4.6% for the first quarter of 2003. During the second quarter, GDP growth remained strong at 4.4%, which was higher than expected despite the negative impact of the war in Iraq and the Severe Acute Respiratory Syndrome (SARS). As such, the economic performance for the first half of 2003 has achieved the growth target of 4.5% for the whole of 2003. Clearly, the approach taken by the Government and the support of all Malaysians have contributed to the stronger growth.

All sectors of the economy had registered strong growth, with the manufacturing sector recording the highest growth of 6.5%, followed by mining of 4.5% and services of 4.2%.

In terms of expenditure, private consumption continued to increase by 3.9% during the first half of the year, while private sector investment responded positively to the incentives provided under the Package. Private sector investment is expected to record a growth of 2%, after experiencing a sharp deceleration since the financial crisis.

The Malaysian economic performance in 2004 is projected to continue to expand strongly supported by robust domestic economic activities as well as the recovery in external economies. In line with this development and the positive impact of the Package, GDP is forecast to further expand between 5.5%-6% in 2004. The private sector is expected to spearhead economic growth with private investment expanding strongly by 9.9%. Private consumption has also responded positively to the stimulus measures and is projected to expand at a higher rate of 7.7%.

In line with fiscal consolidation policy, the Federal Government's financial position is expected to improve with the budget deficit declining from 5.4% to 3.3% of the GDP. If global recovery is stronger in the near term, the objective of attaining a balanced budget is expected to be achieved in 2006. Higher world economic growth will contribute towards strengthening the public sector account, which is expected to register a surplus of 0.4% of the GDP in 2004 compared with a deficit of 1.5% recorded in 2003.

Consistent with GDP growth, the per capita income is expected to increase to RM14,954 while the purchasing power parity of Malaysians will rise to almost USD10,000. Prices are expected to remain low, with the Consumer Price Index forecast at 1.3%.

(The 2004 Budget Speech by Tun Dr. Mahathir Bin Mohamad, the previous Prime Minister and Minister of Finance Malaysia)

The Malaysian economy expanded at a more rapid pace to record a growth rate of 5.1% in the third quarter of 2003 compared to 4.5% in the second quarter. The growth momentum was strengthened by the strong private sector response to the pro-active Government measures and a low interest rate environment. Growth has been broad base, both in terms of expenditure and production components.

(Source: Economic and Financial Developments in Malaysia in the Third Quarter of 2003)

In view of these positive developments, the Malaysian Institute of Economic Research (MIER) has projected the overall GDP growth to be at 4.3% and 5.4% for 2003 and 2004 respectively.

(Source: Short Term Economic Outlook, MIER)

Overview of the Steel Industry

The local steel industry has come a long way since it began as a grouping of small handmills and cross-country rebar mills set up in various undeveloped countries in the 1950s. At that time, each country played its role of satisfying domestic demand by fervently adopting national development policies.

The first EAFs in the region, were small plants of some 10-50 MT in size in the 1960s. The production of steel by the EAF route intensified in the 1970s, marking increased capacities in the rolling of long products.

Today, EAF is the most prevalent steel-making technology in the region. In Malaysia for example, about 97% of the steel produced are by the EAF process. This situation has resulted in Malaysia and its neighbouring countries becoming large importers of ferrous steel scrap – the raw material required for steel-making via the EAF process.

Steel consumption of our neighbouring countries peaked at 33.6 million MT in 1996, but took a sharp drop to 18.7 million MT in 1998 as a result of the Asian financial crisis. During the aftermath of the 1997 financial crisis, there was a reduction in capacities as steel mills were forced to shutdown operations.

After the Asian financial crisis, steel consumption has improved, growing steadily as shown below:

Year	Million MT
1999	22.7
2000	26.7
2001	29.0
2002	33.4

(Source: The 6th Report of the Malaysian Iron and Steel Industry Federation)

Along with the improved steel consumption growing steadily, export earnings of iron, steel and metal products increased sharply by 29.2% in the first half of 2003 (January-June 2002: 0.2%) and remained the fourth largest contributor with export value of RM5,578 billion. Iron and steel products, especially tubes and pipes, which grew at 61.1% contributed substantially to about 41% of total exports of fabricated metals increased by 16% on account of higher exports of base metal products.

(Source: Economic Report 2003/2004)

Steel industry outlook

As construction and manufacturing sectors are the main drivers of steel consumption, both the sectors have registered to grow in the near future. The manufacturing sector, which is Malaysia's engine of economic growth, is all geared up for better times ahead, and the steel consumption to scale new heights, strong demand coupled with a resilient external sector is needed. As domestic demand rises and the external environment strengthens, steel consumption is expected to escalate, albeit at a moderate level, for the period 2004.

As the demand for steel and iron recorded a positive growth of 9.3%, with external demand anticipated to grow by more than 14% this year, and the positive effect of the implementation of large socio-economic infrastructure projects, such as the hospital cum apartment of Lembaga Tabung Haji in Kuala Lumpur, Petronas Hospital, Kajang Sungai Ramal Ring Road and the new Johore-Singapore bridge.

The iron and steel sectors will continue to perform better due to the continuing implementation of several public roads and low cost houses. These industries also continued to benefit from the ongoing implementation of the Package and other efforts to stimulate residential housing and public infrastructure projects. Similarly, iron and steel also recorded positive growth of 9.3%, while cement and ready-mixed concrete recorded higher growth of 20.6% and 15.6%, respectively.

To a large extent, the steel industry in Malaysia is dependent on the construction and manufacturing sectors. Steel production is no longer dominated by long products such as bars and wire rods as the importance of flats and steel sections has increased in recent years with rapid development and economic prosperity of the country's population. With capacity now available for medium and heavy steel sections as well as for flat products, imports of such products have been significantly reduced in the recent years. However, in the case of medium and heavy steel sections, imports have been on the rise again following the closure of Perwaja Steel Berhad's section mill in Gurun in February 2002.

The Malaysian Iron and Steel Industry Federation has projected steel consumption to increase annually, from the 3,939 MT in 1999, to 5,577 MT in 2002 and 7,423 MT in 2005. The consumption profile will also change, with demand for flat products significantly exceeding that for long products, and the ratio of long products to flat products expected to be 40:60, as compared to 49:51 for 2003. The consumption will also change, with demand for flat products for the period 2005 to 2007, steel consumption is projected to grow at a slightly faster rate, spurred by the implementation of infrastructure developmental projects under the 9th Malaysian Plan (2006 – 2010).

(Source: Economic Report 2003/2004 and the 6th report of the Malaysian Iron and Steel Industry, 2003)

Manufacturing and construction sectors outlook

Malaysia's manufacturing output remains strong as industry migrates to higher value-added products and there are continuing demand for products of construction-related industries. Overall, output of the manufacturing sector expanded by 7.8% in the first six months (January – June 2002:1.4%). The better-than-anticipated growth was the result of higher production of 7.9% in the second quarter 2003 (second quarter 2002: 6.5%).

In the first six months of 2003, export earnings of iron, steel and metal products increased sharply by 29.2% (January-June 2002: -0.2%) and remained the fourth largest contributor with export value of RM5,578 million. Iron and steel products, especially tubes and pipes, which grew at 61.1%, contributed substantially to about 41% of total exports of iron, steel and metal products. Meanwhile, exports of fabricated metals increased by 16% on account of higher exports of base metal products.

Construction-related industries recorded a firmer growth of 13.2% (January-June 2002: 5.5%), while the iron and steel industry continued to perform better due to the continuing implementation of several public roads and low cost houses. These industries also continued to benefit from the ongoing implementation of the Package and other efforts to stimulate residential housing and public infrastructure projects. Similarly, iron and steel also recorded positive growth of 9.3%, while cement and ready-mixed concrete recorded higher growth of 20.6% and 15.6%, respectively.

Underpinned by continued demand in selected segments of the property market and higher expected budgetary allocation for public infrastructure projects, value added in the construction sector is envisaged to grow by 2.5% in 2003. The sustained performance is partly on account of renewed interest in residential housing, in particular affordable houses, and supported by incentives given under the Package and lower interest rates. Among the major ongoing projects include the construction of the East-Coast Expressway, Kapar-Sabak Bernam and Klang-Banting Road, Tanjung Kidurong-Berkam Coastal Road in Sabah, Rawang-Ipoh double tracking project, the new Johor-Singapore bridge as well as the Stormwater Management and Road Tunnelling (SMART) project in Kuala Lumpur.

(Source: Economic Report 2003/2004)

Prospects of the LICB Group

The LICB Group is involved in the steel industry and its customers are mainly involved in the manufacturing and construction sectors. The LICB Group's prospects are dependent on the manufacturing and construction sectors, the key drivers of steel consumption.

Manufactured goods, comprising more than 80% of exports, remains the major contributor to Malaysia's total export whilst continued demand in selected segments of the property market and higher expected budgetary allocation for public infrastructure projects, value added in the construction sector is envisaged to grow by 2.5% in 2003 *(Source: Economic Report 2003/2004).*

In view of the expected growth of the manufacturing and construction sectors, the outlook of the LICB Group is promising.

With the completion of the meltshop, it would provide the LICB Group with better flexibility in meeting the needs of its customers as the LICB Group would be able to produce a wider array of products as well as broaden its customer base. Additionally, by venturing into upstream activities after the completion of the meltshop, the LICB Group would be able to improve efficiency in its production process as AMSB would be able to manufacture high grade billets which will be used as feedstock for its rolling mill to produce high grade bars and wire rods, and further enhance its economies of scale.

Although there is a sharp increase in steel scrap prices which is affecting steel bar manufacturers currently, the LICB Group to be able to divert their output to the export market which command higher prices for wire bars and rods. Further, the high grade rods and bars produced by AMSB's rolling mill commands a price premium over what is currently produced by AMSB, which will enhance the earnings of AMSB.

AMSB's earnings are also expected to be enhanced pursuant to the offtake agreement as AMSB will earn a fixed margin of RM60 per MT over the conversion cost. Hence, despite any increase in the production costs, AMSB would be assured of profits from the said offtake agreement.

3. Conclusion and recommendation

We have in the foregoing sections, set out our evaluation of the Proposed Acceptance of Financing. We summarise our evaluation below:

Factors	Evaluation summary
Rationale	With the Proposed Acceptance of Financing, AMSB would be able to complete the Meltshop Facility and derive the following benefits: • The completion of the Meltshop Facility will enable the LICB Group to offer wider range of products via the production of molten steel and high grade billets; • With the commencement of the production of molten steel, AMSB will be able to manufacture high grade billets which are currently being imported from overseas. Hence, AMSB would not need to source for high grade billets from the overseas market; and • AMSB will broaden its earnings base via the production of molten steel from the offtake agreement.
Salient terms of the Proposed Acceptance of Financing	The tenure, principal repayment and availability period as mentioned in Part A of the Circular provides a sufficient gestation period for the repayment of principal by AMSB and also gives sufficient time for AMSB to drawdown the loan as required.
Salient terms of the Proposed Assignment	The effective control of LICB and AMSB in LFIB will not be altered as LLB Nominees is a wholly-owned subsidiary of LICB.
Financial Effects of the Proposed Acceptance of Financing	The Proposed Acceptance of Financing is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2004. Barring unforeseen circumstances, the Proposed Acceptance of Financing is expected to contribute positively to the future consolidated earnings of LICB.
Industry Outlook and Prospects	The outlook for the manufacturing and construction sectors are expected to be positive given the expected demand for steel and the higher budgetary allocation for public infrastructure projects. The favourable outlook of the said sectors, the key drivers of steel consumption, augurs well for the prospects of the LICB Group. Additionally, with the completion of the meltshop, the LICB Group will be able to provide a wider array of products as well as improve its production processes by venturing into upstream activities. The higher premium products produced by AMSB's rolling mill as well as the offtake agreement are also expected to enhance its earnings.

The shareholders of LICB should note that your Directors (save for Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay who have abstained and will continue to abstain in all Board deliberations on the Proposed Acceptance of Financing, as stated in Section 8 of Part A of the Circular), have considered all aspects of the Proposed Acceptance of Financing and are of the opinion that the terms of the Proposed Acceptance of Financing are fair and reasonable and are in the best interest of LICB. Accordingly, your Board (other than Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay who have abstained from expressing any recommendation in relation to the Proposed Acceptance of Financing) recommends that you vote in favour of the resolution in relation to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM of LICB.

Based on our evaluation of the Proposed Acceptance of Financing, subject to factors that cannot be predicted with certainty, we are of the opinion that the Proposed Acceptance of Financing is fair and reasonable, and not detrimental to the minority shareholders of LICB.

Accordingly, we recommend that you **vote in favour** of the resolution relating to the Proposed Acceptance of Financing to be tabled at the forthcoming EGM of LICB.

Yours faithfully
For and on behalf of
Southern Investment Bank Berhad

Yap Fat
Acting Chief Executive Officer

Rozana Makhzan
Head – Director
Corporate Finance

M.Nawawi & Co. Sdn. Bhd. (579078 V)
Chartered Valuation Surveyors and Property Consultants

Suite 32.03, Level 32, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Telephone +603 2163 7228 Fax +603 2161 1633


Penilai
V(1) 0030

27th May 2004

The Directors
LION INDUSTRIES CORPORATION BERHAD
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs

VALUATION OF THE INDUSTRIAL PREMISES OF THE AMSTEEL II STEEL PLANT (INCLUSIVE OF THE STEEL MELTSHOP PLANT AND MACHINERY) LOCATED ON PART OF LOT PT 17216, MUKIM OF TANJUNG DUABELAS, DISTRICT OF KUALA LANGAT, SELANGOR DARUL EHSAN

In accordance with your instructions this letter has been prepared for inclusion in the Circular to Shareholders of Lion Industries Corporation Berhad (LICB) to be dated 31st May 2004.

We are pleased to certify that we have valued the abovementioned property on 14th November 2003 vide our Report and Valuation bearing reference number MNC03/SL/375 for purposes of securing credit facilities.

The site of the property is presently built upon with a fairly large industrial complex housing a 160-metric tonne Steel Meltshop and a Rolling Mill with a production capacity of 500,000 metric tonnes of wire rods per year. Ancillary buildings and structures within the site include 2 water treatment plants, a 2-storey office and canteen, 2 TNB sub-stations, a HBI & Ferro Alloy storage warehouse/platform, a boiler plant building, an air compressor room and a water tank tower.

During the course of our inspection we noted that the Continuous Casting Machine within the Steel Meltshop Plant has not been installed nor commissioned as yet. These machines have already been purchased and are currently being installed within the Meltshop Plant. We have been **specifically instructed** by Messrs LFIB to value the Meltshop plant and machinery on the basis that the Continuous Casting Machine has been installed and commissioned.

The **Market Value** of the property in its existing condition inclusive of the Steel Meltshop plant and machinery but **exclusive** of the furniture, fittings, office equipment and stock-in-trade, free from all encumbrances and with the benefit of vacant possession is **RM520,000,000/-** (Ringgit Malaysia Five Hundred And Twenty Million Only) made up as follows:-

Description	Market Value	Valuation Method
Land (inclusive of site improvements)	RM56,000,000	Comparison Method
Buildings and Structures	RM208,600,000	Cost Method
Meltshop Plant & Machinery	RM255,400,000	Depreciated Replacement Cost Method
Total	RM520,000,000	


DTZ Debenham
Tie Leung



"Market Value" is defined as "the estimated amount for which the property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Information and data for the abovementioned valuation were obtained from various sources and they include the Land Office, the Valuation & Property Services Department, enquiries made on the field and information from the client.

Brief details of the property are as follows:-

Property Description	Parent Title Details	Registered Owner	Tenure	Land Area	Valuation Methods	Market Value
The industrial premises of the Amsteel II Steel Plant (both land and buildings inclusive of the Meltshop plant and machinery but exclusive of the Rolling Mill plant and machinery)	H.S.(D) 13425/Lot PT 17216, Mukim of Tanjong Duabelas, District of Kuala Langat, Selangor Darul Ehsan - 65.6038 hectares or 162.110 acres	Amsteel Mills Realty Sdn Bhd	Freehold	47.308 hectares or 116.90 acres	Comparison Method, Cost Method and Depreciated Replacement Cost Method	RM520,000,000

Yours faithfully

For and on behalf of
M.NAWAWI & CO. SDN. BHD.



DEV KUMAR NAIR, MISM
REGISTERED VALUER (V 482)

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of LICB and they collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. WRITTEN CONSENTS

The written consent of SIBB and M. Nawawi & Co. to the inclusion in this Circular of their name, letter and/or report (as the case may be) and all references thereto in the form and context in which they appear, have been granted and have not subsequently been withdrawn.

3. MATERIAL LITIGATION

Save as disclosed below, LICB and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of LICB or its subsidiaries and the Board of LICB has no knowledge of any proceedings pending or threatened against LICB or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of LICB or its subsidiaries:

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Lion Forest Industries Berhad ("LFIB") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of LFIB, a company listed on the Bursa Malaysia. LFIB is in turn a subsidiary of LICB.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Deputy Registrar has on 12 September 2003 dismissed SFI's application to strike-out the Plaintiff's claim with costs to the Plaintiff. SFI has filed an appeal to the Judge against the decision of the Deputy Registrar and the said appeal is fixed for hearing on 26 October 2004.

The Directors have been advised that SFI has a good defence to the claim.

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. The case which has been fixed on 20 April 2004 for the Defendant's solicitors to make oral submission in reply to the Plaintiff's solicitors' submission has been postponed to a date to be fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

4. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by LICB or its subsidiaries during the 2 years immediately preceding the date of this Circular :

(i) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad[a] of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that Akurjaya Sdn Bhd shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(ii) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by the CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad[b] to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(iii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad[c], Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad[d] of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(iv) Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn Bhd and Onyee Holdings Sdn Bhd (now known as Hektar Premier Sdn Bhd), wherein in consideration of Onyee Holdings Sdn Bhd agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn Bhd has granted to Onyee Holdings Sdn Bhd the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn Bhd for a total cash consideration of RM146,590,000.00.

(v) Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn Bhd (now known as Hektar Premier Sdn Bhd) duly accepted by Lion Subang Parade Sdn Bhd, wherein Onyee Holdings Sdn Bhd offered to purchase from Lion Subang Parade Sdn Bhd all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of

Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

(vi) Conditional Sale and Purchase Agreement dated 24 December 2002 between Hektar Premier Sdn Bhd (formerly known as Onyee Holdings Sdn Bhd) and Lion Subang Parade Sdn Bhd, wherein Lion Subang Parade Sdn Bhd agrees to sell and Hektar Premier Sdn Bhd agrees to purchase all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

(vii) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn Bhd; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

(viii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn Bhd be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

(ix) Conditional Deferment Agreement dated 29 January 2003 made between Lion Land Berhad and Likom Computer System Sdn Bhd, with the consent of Likom Electronic Pte. Ltd. which supercedes the Conditional Redemption Agreement dated 13 December 2000 and Supplemental Agreement dated 10 July 2001 both made between Lion Land Berhad, Likom Computer System Sdn Bhd and Likom Electronic Pte Ltd, whereby Lion Land Berhad and Likom Computer System Sdn Bhd agreed to defer the redemption date of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by Lion Land Berhad from 28 June 2001 to 28 December 2003, subject to the terms and conditions contained therein.

(x) Trust Deed dated 10 March 2003 between Lion Industries Corporation Berhad of the one part and Amanah Raya Berhad of the other part, whereby Amanah Raya Berhad shall hold all

proceeds received by it from Lion Industries Corporation Berhad and its subsidiaries upon trust for each and every RM bondholder in relation to the issuance by Lion Industries Corporation Berhad of up to RM89,620,359 only nominal value of zero coupon redeemable secured class A bonds and RM423,094,289 only nominal value of zero coupon redeemable secured class B bonds.

(xi) Priority and Security Sharing Agreement dated 14 March 2003 between Lion Industries Corporation Berhad of the first part, LLB Harta (L) Limited as the special purpose vehicle of the second part, Amanah Raya Berhad as trustee of the third part, KPMG Labuan Trust Company Sdn Bhd as the facility agent of the fourth part, RHB Sakura Merchant Bankers Berhad as the security trustee of the fifth part and the parties listed therein as the security parties of the sixth and last part, whereby RHB Sakura Merchant Bankers Berhad as security trustee for and on behalf of the RM bondholders and USD debt holders shall hold the security over all amounts payable under and in relation to the issuance by Lion Industries Corporation Berhad of up to RM89,620,359 only nominal value of zero coupon redeemable secured class A bonds and RM423,094,289 only nominal value of zero coupon redeemable secured class B bonds and USD13,147,528 class B(a) special purpose vehicle debts, USD15,193,739 class B(b) special purpose vehicle debts and USD25,464,662 class B(c) special purpose vehicle debts.

(xii) SPV Facility Agreement dated 14 March 2003 between LLB Harta (L) Limited as the special purpose vehicle ("the SPV") of the first part, the parties listed therein as the SPV debt holders of the second part and KPMG Labuan Trust Company Sdn Bhd as facility agent of the third and last part, whereby the SPV, a wholly-owned subsidiary of Lion Industries Corporation Berhad, will restructure and reschedule certain debts owing to the SPV debt holders into consolidated and rescheduled debts with the aggregate principal amount of USD53,805,929.

(xiii) Letter of Offer dated 9 June 2003 between Sabah Forest Industries Sdn Bhd and Amsteel Mills Sdn Bhd for a loan of up to RM100 million granted by Sabah Forest Industries Sdn Bhd to Amsteel Mills Sdn Bhd to finance the completion of Amsteel Mills Sdn Bhd's Meltshop Facility located in Banting, Selangor to be fully repaid by 30 June 2009.

(xiv) Novation and Assignment Agreement dated 1 August 2003 between Lion Mahkota Parade Sdn Bhd, Hektar Premier Sdn Bhd (formerly known as Onyee Holdings Sdn Bhd), Lion Subang Parade Sdn Bhd and Hektar Black Sdn Bhd (formerly known as Citidell Sdn Bhd) supplementing the Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn Bhd and Hektar Premier Sdn Bhd ("Option Agreement"), wherein in consideration of Hektar Black Sdn Bhd agreeing to assume the entire responsibility for and undertaking to carry out discharge observe and perform all agreements conditions covenants obligations stipulations and terms on the part of Hektar Premier Sdn Bhd contained in the Option Agreement, and in further consideration of Hektar Premier Sdn Bhd assigning unto Hektar Black Sdn Bhd all Hektar Premier Sdn Bhd's rights interests and benefits under the Option Agreement, Lion Mahkota Parade Sdn Bhd consents to Hektar Permier Sdn Bhd assigning and novating absolutely to Hektar Black Sdn Bhd all rights interest and obligations in relation to the purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade under the Option Agreement.

(xv) Conditional Sale and Purchase Agreement dated 5 September 2003 between LDH Management Sdn Bhd and Graimpi Sdn Bhd, both wholly-owned subsidiaries of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part, for the disposal by:

a. LDH Management Sdn Bhd of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each representing 50% equity interest in Consitrade (M) Sdn Bhd; and
b. Graimpi Sdn Bhd of 5,000,000 ordinary shares of RM1.00 each representing 50% equity interest in DEbier Sdn Bhd;

to Horsinvest Holding Co Limited for a total cash consideration of USD131,500,000.00 (equivalent to approximately RM499,700,000.00).

(xvi) Call and Put Option Agreement dated 5 September 2003 between LDH Management Sdn Bhd and Graimpi Sdn Bhd, both wholly-owned subsidiaries of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part for the disposal by:

a. LDH Management Sdn Bhd of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each representing the remaining 50% equity interest in Consitrade (M) Sdn Bhd; and

b. Graimpi Sdn Bhd of 5,000,000 ordinary shares of RM1.00 each representing the remaining 50% equity interest in DEbier Sdn Bhd;

to Horsinvest Holding Co Limited for a total consideration comprising the aggregate of USD131,500,000.00 (equivalent to approximately RM499,700,000.00) and a return component based on either:

a. 6% interest per annum on USD78,900,000.00 (equivalent to approximately RM299,820,000.00) during the relevant period; or

b. 60% of the increase of the net asset value of the shares to be disposed of during the relevant period.

(xvii) Shareholders' Agreement dated 5 September 2003 between LDH Management Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part, setting out the terms of management of Consitrade (M) Sdn Bhd between the parties.

(xviii) Shareholders' Agreement dated 5 September 2003 between Graimpi Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part, setting out the terms of management of DEbier Sdn Bhd between the parties.

(xix) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd., Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd. of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part for the acquisition by Lion Diversified Holdings Berhad of:

a. 14,800,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Venture Pte. Ltd. from Natvest Parkson Sdn Bhd (20%), Sukhothai Food Sdn Bhd (18.2%), Parkson Retail Consulting and Management Sdn Bhd (11.8%), LLB Nominees Sdn Bhd (20%) and Lion Asia Investment Pte. Ltd. (30%);

b. 10,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Investment Pte. Ltd. from Natvest Parkson Sdn Bhd (18%), Sukhothai Food Sdn Bhd (27%), Parkson Retail Consulting and Management Sdn Bhd (7%), LLB Nominees Sdn Bhd (18%) and Lion Asia Investment Pte. Ltd. (30%);

c. 100 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Supplies Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

d. 1,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Glomart Pte. Ltd. from Timuriang Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

e. 2 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Pacific Pte. Ltd. from Angkasa Marketing (Singapore) Pte. Ltd.;

f. 50,000,002 ordinary shares of RM1.00 each representing 100% equity interest in Parkson Corporation Sdn Bhd from Timuriang Sdn Bhd;

g. 500,000 ordinary shares of RM1.00 each representing 100% equity interest in Xtra Supercenter Sdn Bhd from Timuriang Sdn Bhd;

h. 2 ordinary shares of RM1.00 each representing 100% equity interest in Serbadagang Holdings Sdn Bhd from Timuriang Sdn Bhd;

i. 4,500,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Management Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%); and

j. 2 ordinary shares of HKD1.00 each representing 100% equity interest in Exonbury Limited from Ambang Jaya Sdn Bhd (50% of the shares are held through Benavon Nominee Limited);

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value of 5-Year 2% redeemable convertible unsecured loan stock payable by Lion Diversified Holdings Berhad to Amsteel Corporation Berhad, Lion Asia Investment Pte. Ltd. and LLB Nominees Sdn Bhd.

(xx) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Ributasi Holdings Sdn Bhd of the one part and Lion Diversified Holdings Berhad of the other part for the acquisition by Lion Diversified Holdings Berhad of 4,935,000 ordinary shares of RM1.00 each representing 100% equity interest in Likom Caseworks Sdn Bhd for a total consideration of RM105,700,000.00 to be satisfied by the issuance of RM63,530,000.00 nominal value of 5-Year 2% coupon irredeemable convertible unsecured loan stocks and RM42,170,000.00 by way of the allotment and issuance of new ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad at RM0.86 per share.

(xxi) Conditional Subscription Agreement dated 6 September 2003 between Lion Diversified Holdings Berhad of the first part, Diverse Arcadia Sdn Bhd [e] of the second part and Likom Computer System Sdn Bhd of the third part to subscribe for 9,998 ordinary shares representing 99.98% equity interest in Diverse Arcadia Sdn Bhd for a total cash subscription sum of RM9,998.00 or RM1.00 per share and the assumption of all the obligations of Diverse Arcadia Sdn Bhd to pay Likom Computer System Sdn Bhd the purchase price of RM25,430,000.00 for the proposed acquisition of Likom Computer System Sdn Bhd's business and assets pursuant to the sale and purchase agreement dated 6 September 2003 between Likom Computer System Sdn Bhd of the one part and Diverse Arcadia Sdn Bhd of the other part to be satisfied by the issuance of RM15,290,000.00 nominal value of 5-Year 2% coupon irredeemable convertible unsecured loan stocks to be issued by Lion Diversified Holdings Berhad and RM10,140,000.00 by way of allotment and issuance of new ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad at RM0.86 per share.

(xxii) Conditional Sale and Purchase Agreement dated 6 September 2003 between Narajaya Sdn Bhd of the first part, LDH Management Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the second part and Lion Diversified Holdings Berhad of the third part for the acquisition of the development project known as Mahkota Cheras Project (which comprises 192 pieces of land less the excluded units, the development rights, the development liabilities, subject to, inter alia, the substitution of cash assets amounting to RM48,390,000.00, the collection by Narajaya Sdn Bhd of trade receivables amounting to RM25,621,159.00 and payment thereof to LDH Management Sdn Bhd, the covenant by Narajaya Sdn Bhd to deliver the fixed assets to LDH Management Sdn Bhd) all as at 25 March 2003 for a total consideration of RM156,781,323.00 to be satisfied by cash of RM6,611,970.00, RM40,601,323.00 by way of allotment and issuance of new ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad at RM0.86 per share, RM61,180,000.00

nominal value of five (5) year 2% coupon irredeemable convertible unsecured loan stocks to be issued by Lion Diversified Holdings Berhad and cash of RM48,388,030.00 to substitute the cash assets.

(xxiii) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Corporation Berhad, Angkasa Marketing (Singapore) Pte. Ltd. and Umatrac Enterprises Sdn Bhd (collectively, "the Vendors") of the one part and LDH (S) Pte. Ltd., a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the other part, for the acquisition by LDH (S) Pte. Ltd. of up to a maximum of 226,849,626 ordinary shares of RM1.00 each representing approximately 24.68% equity interest in Lion Corporation Berhad which are not accepted by the eligible shareholders of Lion Corporation Berhad (i.e. excluding Tan Sri William Cheng Heng Jem and Datuk Cheng Yong Kim and parties acting in concert with them) pursuant to a renounceble restricted offer for sale of the 226.89 million ordinary shares of RM1.00 each in Lion Corporation Berhad to be undertaken by the Vendors at the price of RM1.00 per share in cash.

(xxiv) Letter of Offer dated 11 December 2003 made by Lion Forest Industries Berhad and Lion Industries Corporation Berhad with the agreement of Sabah Forest Industries Sdn Bhd and Amsteel Mills Sdn Bhd whereby Lion Forest Industries Berhad has agreed to lend up to RM100 million (the sum of which is to be advanced from Lion Forest Industries Berhad's subsidiary, Sabah Forest Industries Sdn Bhd), to Lion Industries Corporation Berhad to facilitate the financing required by Amsteel Mills Sdn Bhd, a subsidiary of Lion Industries Corporation Berhad, for the completion of a steel Meltshop Facility located in Banting, Selangor. This Letter of Offer superceded the letter of offer dated 9 June 2003 made between Sabah Forest Industries Sdn Bhd and Amsteel Mills Sdn Bhd.

(xxv) Conditional Sale and Purchase Agreement dated 16 December 2003 entered between Lion Mahkota Parade Sdn Bhd, a 99.99% owned subsidiary of Lion Diversified Holdings Berhad, Ayer Keroh Resort Sdn Bhd and Hektar Black Sdn Bhd for the sale of the shopping mall known as Mahkota Parade together with the leasehold land measuring approximately 13.1 acres which is held under H.S. (D) 49714, PT 501, Town Area XLII, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million.

(xxvi) Supplemental Agreement dated 16 January 2004 between Horsinvest Holding Co Limited of the one part and LDH Management Sdn Bhd and Graimpi Sdn Bhd, both wholly-owned subsidiaries of Lion Diversified Holdings Berhad of the other part to the Conditional Sale and Purchase Agreement dated 5 September 2003 to, inter alia, provide for the indemnity by LDH Management Sdn Bhd and Graimpi Sdn Bhd for any and all liabilities incurred directly or indirectly by Horsinvest Holding Co Limited and persons designated by it arising out of, resulting from, relating to or in connection with the employee liabilities and any taxation liabilities arising on or before the completion date of the said Conditional Sale and Purchase Agreement dated 5 September 2003.

(xxvii) Conditional Deferment Agreement dated 12 March 2004 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, which supercedes the Conditional Deferement Agreement dated 29 January 2003 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd whereby Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, have agreed to further defer the redemption date of the remaining 41,613,000 cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by Lion Industries Corporation Berhad from 28 December 2003 to 28 June 2005, subject to the terms and conditions contained therein.

(xxviii) Supplemental Agreement dated 25 March 2004 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and of Lion Diversified Holdings Berhad of the

sixth part to the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003.

(xxix) Supplemental Agreement dated 25 March 2004 between Ributasi Holdings Sdn Bhd of the first part and of Lion Diversified Holdings Berhad of the second part, Diverse Arcadia Sdn Bhd of the third part and Likom Computer System Sdn Bhd of the fourth part, to the Conditional Sale and Purchase of Shares Agreement and the Subscription Agreement both dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transactions contemplated in the said Conditional Sale and Purchase of Shares Agreement and the Subscription Agreement both dated 6 September 2003.

(xxx) Supplemental Agreement dated 25 March 2004 between Narajaya Sdn Bhd of the first part, LDH Management Sdn Bhd, a wholly-owned subsidiary of of Lion Diversified Holdings Berhad of the second part and Lion Diversified Holdings Berhad of the third part to the Conditional Sale and Purchase Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase Agreement dated 6 September 2003.

(xxxi) Supplemental Trust Deed dated 29 March 2004 between Lion Industries Corporation Berhad and Amanah Raya Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption dates of 31 December 2003 and 31 December 2004 and amounts payable to the bondholders.

(xxxii) Trust Deed dated 2 April 2004 between of Lion Diversified Holdings Berhad of the one part and OSK-Signet Trustees Berhad of the other part, whereby OSK-Signet Trustees Berhad shall, in relation to Ringgit One Hundred and Forty Million (RM140,000,000.00) nominal value of five (5)-year two per cent (2%) per annum coupon irredeemable convertible unsecured loan stocks issued by of Lion Diversified Holdings Berhad ("LDHB ICULS"), hold the benefit of the trust deed and other issue documents (if any) and shall stand possessed of all amounts received by it from LDHB in respect of the LDHB ICULS upon trust for the holders of the LDHB ICULS.

(xxxiii) Trust Deed dated 2 April 2004 between Lion Diversified Holdings Berhad of the one part and OSK-Signet Trustees Berhad of the other part, whereby OSK-Signet Trustees Berhad shall, in relation to Ringgit One Hundred Million (RM100,000,000.00) nominal value of five (5)-year two per cent (2%) per annum coupon redeemable convertible unsecured loan stocks issued by Lion Diversified Holdings Berhad ("LDHB RCULS"), hold the benefit of the trust deed and other issue documents (if any) and shall stand possessed of all amounts received by it from Lion Diversified Holdings Berhad in respect of the LDHB RCULS upon trust for the holders of the LDHB RCULS.

Note:
(a) Lion Land Berhad changed its name to Lion Industries Corporation Berhad with effect from 18 February 2003.
(b) Chocolate Products (Malaysia) Berhad changed its name to Lion Diversified Holdings Berhad with effect from 10 February 2003.
(c) Posim Berhad changed its name to Lion Forest Industries Berhad with effect from 20 May 2003.
(d) Angkasa Marketing Berhad changed its name to Silverstone Corporation Berhad with effect from 18 February 2003.
(e) Diverse Arcadia Sdn Bhd changed its name to Likom CMS Sdn Bhd with effect from 14 April 2004.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any working day from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of LICB;

(b) Audited consolidated financial statements of LICB for the 2 financial years ended 30 June 2002 and 30 June 2003 and the unaudited consolidated financial statements for the quarter ended 31 March 2004;

(c) Letters of consent referred to in paragraph 2 above;

(d) Relevant cause papers referred to in paragraph 3 above;

(e) Material contracts (including the Letter of Offer dated 11 December 2003) referred to in paragraph 4 above; and

(f) Valuation report and letter from M. Nawawi & Co. dated 23 December 2003 and 27 May 2004 respectively.



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Industries Corporation Berhad ("LICB" or the "Company") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 June 2004 at 2.30 pm for the purpose of considering, and if thought fit, passing the following ordinary resolution:

ORDINARY RESOLUTION
- PROPOSED ACCEPTANCE OF FINANCING

That subject to the approval of the relevant authorities and pursuant to the letter of offer dated 11 December 2003 to the Company from Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, approval be and is hereby given to the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of the Company from LFIB, the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of LFIB ("Proposed Acceptance of Financing");

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Acceptance of Financing, with full power to assent to any conditions, modifications, variations and/or amendments as may be required by the relevant authorities.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH
Secretaries

Kuala Lumpur
31 May 2004

Notes:

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of LION INDUSTRIES CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 June 2004 at 2.30 pm and at any adjournment thereof.

ORDINARY RESOLUTION	FOR	AGAINST
PROPOSED ACCEPTANCE OF FINANCING		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy shall vote or abstain at his discretion.

As witness my/our hand this ________________ day of __________________ 2004

No. of Shares ________________________________

Signed :______________________________

In the presence of : ________________________

Representation at Meeting:

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

PRINTED MATTER

BAYARAN POS .
POSTAGE P
PUSAT ME
BUKIT RAJ
MALAYSIA
NO. SEL. 13

If undelivered please return to:-
SECRETARIAL COMMUNICATIONS SDN. BHD. (92040 - W)
Level 46, Menara Citibank,
165, Jalan Ampang,
50450 Kuala Lumpur.